UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*


                              JOHNSON OUTDOORS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.05 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   479254 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Linda L. Sturino
                                 555 Main Street
                                    Suite 500
                             Racine, Wisconsin 53403
                                 (262) 260-4046


--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 2, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------         ------------------------------------

CUSIP NO. 479254 10 4                           PAGE  2 OF 16 PAGES
-----------------------------------         ------------------------------------

---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      Helen P. Johnson-Leipold
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    2                                                         (a)  [ x]
                                                              (b)  [  ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                      [  ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
---------- ---------------------------------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      808,444 shares (1)(2)
            OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   1,407,508 shares (2)(3)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       808,444 shares (1)(2)
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       1,407,508 shares (2)(3)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,215,952 shares (1)(2)(3)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                       |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           23.4% of the Class A Common Stock (1)(2)(3)(4)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN

---------- ---------------------------------------------------------------------
         (1) Includes options to acquire 655,000 shares of Class A Common Stock that are exercisable within 60 days and the 3,932 shares of Class A Common Stock held in the Reporting Person's 401(k) plan as of October 25, 2004.
         (2) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
         (3) Includes shares of Class A Common Stock and Class B Common Stock held of record by entities owned jointly by the Reporting Person and certain other Reporting Persons and previously not reported on the Reporting Person's
Schedule 13D due to the nature of the ownership.
         (4) Based on 7,599,831 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of October 28, 2004, as reported in the Agreement and Plan of Merger attached as
Exhibit 2 to the Johnson Outdoors Inc. Form 8-K, filed with the Securities and Exchange Commission on October 29, 2004, and 655,000 options held by Ms. Johnson-Leipold to purchase shares of Class A Common Stock that are exercisable within 60 days.

                                  SCHEDULE 13D

-----------------------------------         ------------------------------------

CUSIP NO. 479254 10 4                           PAGE  3 OF 16 PAGES
-----------------------------------         ------------------------------------

---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      Imogene P. Johnson
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    2                                                         (a)  [ x]
                                                              (b)  [  ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                      [  ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
---------- ---------------------------------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      32,288 shares
            OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   3,416,859 shares (1)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       32,288 shares
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       3,416,859 shares (1)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,449,147 shares (1)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                       |_|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           39.1% of the Class A Common Stock (1)(2)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN

---------- ---------------------------------------------------------------------

     (1) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
     (2) Based on 7,599,831 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of October 28, 2004, as reported in the Agreement and Plan of Merger attached as
Exhibit 2 to the Johnson Outdoors Inc. Form 8-K, filed with the Securities and Exchange Commission on October 29, 2004.

                                  SCHEDULE 13D

-----------------------------------         ------------------------------------

CUSIP NO. 479254 10 4                           PAGE  3 OF 16 PAGES
-----------------------------------         ------------------------------------



---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      Samuel C. Johnson 1988 Trust Number One u/a September 14, 1988
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 20-6217605
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    2                                                         (a)  [ x]
                                                              (b)  [  ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                      [  ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Wisconsin
---------- ---------------------------------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      0 shares
            OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   3,416,859 shares (1)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       0 shares
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       3,416,859 shares (1)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,416,859 shares (1)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                       |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           38.7% of the Class A Common Stock (1)(2)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           OO*

---------- ---------------------------------------------------------------------

         *  The Reporting Person is a trust.
         (1) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
         (2) Based on 7,599,831 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of October 28, 2004, as reported in the Agreement and Plan of Merger attached as
Exhibit 2 to the Johnson Outdoors Inc. Form 8-K, filed with the Securities and Exchange Commission on October 29, 2004.

                                  SCHEDULE 13D

-----------------------------------         ------------------------------------

CUSIP NO. 479254 10 4                           PAGE  5 OF 16 PAGES
-----------------------------------         ------------------------------------


---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      JWA Consolidated, Inc.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 39-156071
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    2                                                         (a)  [ x]
                                                              (b)  [  ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                      [  ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Wisconsin
---------- ---------------------------------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      114,464 shares
            OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   1,037,330 shares (1)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       114,464 shares
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       1,037,330 shares (1)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,151,794 shares (1)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                       |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           13.1% of the Class A Common Stock (1)(2)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           CO

---------- ---------------------------------------------------------------------

         (1) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
         (2) Based on 7,599,831 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of October 28, 2004, as reported in the Agreement and Plan of Merger attached as
Exhibit 2 to the Johnson Outdoors Inc. Form 8-K, filed with the Securities and Exchange Commission on October 29, 2004.

                                  SCHEDULE 13D

-----------------------------------         ------------------------------------

CUSIP NO. 479254 10 4                           PAGE  6 OF 16 PAGES
-----------------------------------         ------------------------------------

---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      Johnson Bank
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 39-1141446
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    2                                                         (a)  [ x]
                                                              (b)  [  ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                      [  ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Wisconsin
---------- ---------------------------------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      119,504 shares (1)
            OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   2,882,458 shares (1)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       119,504 shares (1)
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       2,882,458 shares (1)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,001,962 shares (1)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                       |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           34.0% of the Class A Common Stock (1)(2)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           BK

---------- ---------------------------------------------------------------------

         (1) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
         (2) Based on 7,599,831 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of October 28, 2004, as reported in the Agreement and Plan of Merger attached as
Exhibit 2 to the Johnson Outdoors Inc. Form 8-K, filed with the Securities and Exchange Commission on October 29, 2004.

                                  SCHEDULE 13D

-----------------------------------         ------------------------------------

CUSIP NO. 479254 10 4                           PAGE  7 OF 16 PAGES
-----------------------------------         ------------------------------------


---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      H. Fisk Johnson
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    2                                                         (a)  [ x]
                                                              (b)  [  ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                      [  ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Illinois
---------- ---------------------------------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      549,263 shares (1)
            OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   1,215,793 shares (2)(3)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       549,263 (1)
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       1,215,793 shares (2)(3)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,765,056 (2)(3)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                       |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           19.6% of the Class A Common Stock (2)(3)(4)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN

---------- ---------------------------------------------------------------------
         (1) Includes options to acquire 161,667 shares of Class A Common Stock that are exercisable within 60 days.
         (2) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
         (3) Includes shares of Class A Common Stock and Class B Common Stock held of record by entities owned jointly by the Reporting Person and certain other Reporting Persons and previously not reported on the Reporting Person's
Schedule 13D due to the nature of the ownership.
         (4) Based on 7,599,831 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of October 28, 2004, as reported in the Agreement and Plan of Merger attached as
Exhibit 2 to the Johnson Outdoors Inc. Form 8-K, filed with the Securities and Exchange Commission on October 29, 2004, and 161,667 options held by Mr. Johnson to purchase shares of Class A Shares that are exercisable within 60 days.

                                  SCHEDULE 13D

-----------------------------------         ------------------------------------

CUSIP NO. 479254 10 4                           PAGE  8 OF 16 PAGES
-----------------------------------         ------------------------------------



---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      S. Curtis Johnson
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    2                                                         (a)  [ x]
                                                              (b)  [  ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                      [  ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Wisconsin
---------- ---------------------------------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      190,676 shares (1)
            OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   1,198,216 shares (2)(3)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       190,676 shares (1)
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       1,198,216 shares (2)(3)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,388,892 shares (1)(2)(3)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                       |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           15.5% of the Class A Common Stock (1)(2)(3)(4)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN

---------- ---------------------------------------------------------------------
         (1) Includes options to acquire 161,667 shares of Class A Common Stock that are exercisable within 60 days.
         (2) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
         (3) Includes shares of Class A Common Stock and Class B Common Stock held of record by entities owned jointly by the Reporting Person and certain other Reporting Persons.
         (4) Based on 7,599,831 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of October 28, 2004, as reported in the Agreement and Plan of Merger attached as
Exhibit 2 to the Johnson Outdoors Inc. Form 8-K, filed with the Securities and Exchange Commission on October 29, 2004, and 161,667 options held by Mr. Johnson to purchase shares of Class A Shares that are exercisable within 60 days.

                                  SCHEDULE 13D

-----------------------------------         ------------------------------------

CUSIP NO. 479254 10 4                           PAGE  9 OF 16 PAGES
-----------------------------------         ------------------------------------


---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      Winifred J. Marquart
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    2                                                         (a)  [ x]
                                                              (b)  [  ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                      [  ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Wisconsin
---------- ---------------------------------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      161,687 shares (1)
            OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   87,208 shares (2)(3)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       161,687 shares (1)
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       87,208 shares (2)(3)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           248,895 shares (1)(2)(3)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                       |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           2.8% of the Class A Common Stock (1)(2)(3)(4)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN

---------- ---------------------------------------------------------------------
         (1) Includes options to acquire 161,667 shares of Class A Common Stock that are exercisable within 60 days.
         (2) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
         (3) Includes shares of Class A Common Stock and Class B Common Stock held of record by entities owned jointly by the Reporting Person and certain other Reporting Persons.
         (4) Based on 7,599,831 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of October 28, 2004, as reported in the Agreement and Plan of Merger attached as
Exhibit 2 to the Johnson Outdoors Inc. Form 8-K, filed with the Securities and Exchange Commission on October 29, 2004, and 161,667 options held by Ms. Marquart to purchase shares of Class A Shares that are exercisable within 60 days.

                                  SCHEDULE 13D

-----------------------------------         ------------------------------------

CUSIP NO. 479254 10 4                           PAGE  10 OF 16 PAGES
-----------------------------------         ------------------------------------

         THIS AMENDMENT NO. 5 TO SCHEDULE 13D is filed jointly by Helen P. Johnson-Leipold ("Ms. Johnson-Leipold"), Imogene P. Johnson ("Ms. Johnson"), Samuel C. Johnson 1988 Trust Number One u/a September 14, 1988 (the "1988 Trust"), H. Fisk Johnson ("Mr. Fisk Johnson"), S. Curtis Johnson ("Mr. Curtis Johnson"), Winifred J. Marquart ("Ms. Marquart"), JWA Consolidated, Inc. ("JWA") and Johnson Bank (the "Bank"). In this Amendment No. 5 to Schedule 13D, Ms. Johnson-Leipold, Ms. Johnson, the 1988 Trust, Mr. Fisk Johnson, Mr. Curtis Johnson, Ms. Marquart, JWA and the Bank are sometimes individually referred to as a "Reporting Person" and collectively referred to herein as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to the transaction described in Item 4 of this Schedule 13D and thus are eligible to make a joint filing under Rule 13d-1(k) promulgated under the Act. Except as expressly set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by any other Reporting Person or any other person. This filing shall serve to amend and supplement the Amendment No. 4 to Schedule 13D filed by Ms. Johnson-Leipold, Mrs. Johnson and the 1988 Trust with the Securities and Exchange Commission (the "SEC") on June 28, 2004, the Schedule 13D filed by Mr. Fisk Johnson with the SEC on March 23, 2004, Amendment No. 2 to
Schedule 13D filed by JWA with the SEC on March 23, 2004, Amendment No. 1 to
Schedule 13D filed by the Bank with the SEC on June 16, 2004, and shall act as an initial Schedule 13D filing made by Mr. Curtis Johnson and Ms. Marquart.

ITEM 2.           IDENTITY AND BACKGROUND.

         Item 2 is hereby amended in its entirety to read as follows:

         (a) - (b)    Helen P. Johnson-Leipold
                      555 Main Street
                      Racine, Wisconsin  53403

                      Imogene P. Johnson
                      555 Main Street
                      Racine, Wisconsin  53403

                      Samuel C. Johnson 1988 Trust Number
                        One u/a September 14, 1988
                      555 Main Street
                      Racine, Wisconsin  53403

                      JWA Consolidated, Inc.
                      555 Main Street
                      Racine, Wisconsin  53403

                      Johnson Bank
                      555 Main Street
                      Racine Wisconsin  53403

                                  SCHEDULE 13D

-----------------------------------         ------------------------------------

CUSIP NO. 479254 10 4                           PAGE  11 OF 16 PAGES
-----------------------------------         ------------------------------------

                      H. Fisk Johnson
                      555 Main Street
                      Racine, Wisconsin  53403

                      S. Curtis Johnson
                      555 Main Street
                      Racine, Wisconsin  53403

                      Winifred J. Marquart
                      555 Main Street
                      Racine, Wisconsin  53403

         (c) Helen P. Johnson-Leipold - Chairman and Chief Executive Officer of Johnson Outdoors Inc. (the "Company").

                      Johnson Outdoors Inc.
                      555 Main Street
                      Racine, Wisconsin  53403

                      Manufacturer and marketer of recreational products.

                      Imogene P. Johnson - None

                      Samuel C. Johnson 1988 Trust Number One
                        u/a September 14, 1988 - Not Applicable

                      JWA Consolidated, Inc. - Not Applicable

                      Johnson Bank - Not Applicable

                      H. Fisk Johnson - Chairman of S.C. Johnson & Son, Inc.

                      SC Johnson & Son, Inc.
                      1525 Howe Street
                      Racine, WI 53403-5011

                      Manufacturer of home care products.

                      S. Curtis Johnson - Chairman - Worldwide Professional

                           Johnson Diversey
                           1326 Willow Road
                           Sturtevant, WI  53177

                           Manufacturer of cleaning and hygiene products and solutions.

                                  SCHEDULE 13D

-----------------------------------         ------------------------------------

CUSIP NO. 479254 10 4                           PAGE  12 OF 16 PAGES
-----------------------------------         ------------------------------------


                      Winifred J. Marquart - President - Johnson Family
                         Foundation

                           Johnson Family Foundation
                           555 Main Street
                           Racine, Wisconsin  53403

                           Charitable organization.

         (d) - (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Persons are each citizens of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In connection with the proposed transaction described in Item 4 below, JO Acquisition Corp., a newly-formed entity established by Ms. Johnson-Leipold, has received a commitment letter from General Electric Capital Corporation ("GE"), dated as of October 28, 2004, pursuant to which GE commits to provide, subject to certain conditions, up to $142 million and up to (euro)27 million in financing, which will be used together with the Company's available cash, for the purpose of consummating the proposed transaction. This summary of the commitment letter does not purport to be complete and is qualified in its entirety by reference to the complete text of the commitment letter attached as
Exhibit 99.8.

ITEM 4.           PURPOSE OF TRANSACTION.

              Item 4 to the Schedule 13D is amended and supplemented by the following:

         On October 28, 2004, the Company and JO Acquisition Corp. entered into an Agreement and Plan of Merger (the "Merger Agreement"). Under the proposed merger, JO Acquisition Corp. will be merged with and into the Company (the "Merger"), and the holders of shares of the Company's common stock other than JO Acquisition Corp. and the members of the Johnson family (including the Reporting Persons) shall receive $20.10 per share in cash. The Merger is subject to a number of conditions, including shareholder approval of the Merger Agreement and the receipt of debt financing. This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement incorporated by reference through Exhibit 99.9.

         On October 28, 2004, the Reporting Persons and JO Acquisition Corp. entered into a Contribution Agreement (the "Contribution Agreement") pursuant to which each Reporting Person has agreed to cause or use its best efforts to cause certain of the outstanding shares of Class A Common Stock and Class B Common Stock of the Company beneficially owned by the Reporting Person to be contributed to JO Acquisition Corp. prior to the consummation of the Merger in exchange for an equal number of shares of capital stock of JO Acquisition Corp. This summary of the Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Contribution Agreement attached as Exhibit 99.10.

                                  SCHEDULE 13D

-----------------------------------         ------------------------------------

CUSIP NO. 479254 10 4                           PAGE  13 OF 16 PAGES
-----------------------------------         ------------------------------------


     On October 28, 2004, the Reporting Persons and JO Acquisition Corp. entered into a Voting Agreement (the "Voting Agreement") pursuant to which each Reporting Person has agreed to cause or to use its best efforts to cause certain of the shares of the Company's Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person to be voted in favor of approving the Merger Agreement and against any action that would result in a breach by the Company of the terms thereof, and subject to the express terms of the Voting Agreement, not to transfer the shares of Class A Common Stock and Class B Common Stock. This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Voting Agreement attached as Exhibit 99.11.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended in its entirety to read as follows:

         (a)-(b) Information concerning the amount and percentage of shares of Class A Common Stock beneficially owned by the Reporting Persons is set forth below:


----------------------- ---------------- ------------------- -------------------------------- ------------------------------------
   Reporting Person       Sole Voting    Shared Voting and   Aggregate Beneficial Ownership    Percentage of Outstanding Shares
                              and        Dispositive Power
                          Dispositive
                             Power
----------------------- ---------------- ------------------- -------------------------------- ------------------------------------
Ms. Johnson-Leipold     808,444 (1)(2)   1,407,508 (1)(7)    2,215,952 (1)(2)(7)(10)          23.4% (1)(2)(4)(7) (10)
                                                             (11)(12)(13)(14)(15)             (11)(12)(13)(14)(15)
----------------------- ---------------- ------------------- -------------------------------- ------------------------------------
Mrs. Johnson            32,288           3,416,859 (1)       3,449,147 (1)(9)(11)             39.1% (1)(5) (9)(11)
                                                             (12)(13)(14)(15)                 (12)(13)(14)(15)
----------------------- ---------------- ------------------- -------------------------------- ------------------------------------
The 1988 Trust          0                3,416,859 (1)       3,416,859 (1)(9)(10)             38.7% (1)(5)(9)(10)
                                                             (11)(12)(13)(14)(15)             (11)(12)(13)(14)(15)
----------------------- ---------------- ------------------- -------------------------------- ------------------------------------
JWA                     114,464          1,037,330 (1)       1,151,794 (1)(9)(10)             13.1% (1)(5)(9)(10)
                                                             (12)(13)(14)(15)                 (12)(13)(14)(15)
----------------------- ---------------- ------------------- -------------------------------- ------------------------------------
The Bank                119,504 (1)      2,882,458 (1)       3,001,962 (1)(9)(10)             34.0% (1)(5)(9)(10)
                                                             (11)(13)(14)(15)                 (11)(13)(14)(15)
----------------------- ---------------- ------------------- -------------------------------- ------------------------------------
Mr. Fisk Johnson        549,263 (3)      1,215,793 (1)(7)    1,765,056 (1)(3)(7)(9)           19.6% (1)(3)(6)(7)(9)
                                                             (10)(11)(12)(14)(15)             (10)(11)(12)(14)(15)
----------------------- ---------------- ------------------- -------------------------------- ------------------------------------
Mr. Curtis Johnson      190,676 (3)      1,198,216 (1)(8)    1,388,892 (1)(3)(6)(8)           15.5% (1)(3)(6)(7)(8)
                                                             (9)(10)(11)(12)(13)(15)          (9)(10)(11)(12)(13)(15)
----------------------- ---------------- ------------------- -------------------------------- ------------------------------------
Ms. Marquart            161,687 (3)      87,208 (1)(8)       248,895 (1)(3)(8)(9)             2.8% (1)(3)(6)(8)(9)
                                                             (10)(11)(12)(13)(14)             (10)(11)(12)(13)(14)

----------------------- ---------------- ------------------- -------------------------------- ------------------------------------

(1) Includes shares of Class B Common Stock which are convertible at any time on a one share-for-one share basis into shares of Class A Common Stock.
(2) Includes options to acquire 655,000 shares of Class A Common Stock, which options are exercisable within 60 days, and 3,932 shares of Class A Common Stock held in Ms. Johnson-Leipold's 401(k) plan as of October 25, 2004.
(3) Includes options to acquire 161,667 shares of Class A Common Stock, which options are exercisable within 60 days.
(4) Based on 7,599,831 shares of Class A Common Stock and 1,221,715 shares of
Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of October
28, 2004, as reported in the Agreement and Plan of Merger attached as Exhibit 2 to the Johnson Outdoors Inc. Form 8-K, filed with the Securities and Exchange
Commission on October 29, 2004, and 655,000 options held by Ms. Johnson-Leipold to purchase shares of Class A Common Stock that are exercisable within 60 days.
(5) Based on 7,599,831 shares of Class A Common Stock and 1,221,715 shares of
Class B Common Stock (convertible into shares of Class A Common Stock on a one





                                  SCHEDULE 13D

-----------------------------------         ------------------------------------

CUSIP NO. 479254 10 4                           PAGE  14 OF 16 PAGES
-----------------------------------         ------------------------------------


share-for-one share basis) of Johnson Outdoors Inc. outstanding as of October
28, 2004, as reported in the Agreement and Plan of Merger attached as Exhibit 2 to the Johnson Outdoors Inc. Form 8-K, filed with the Securities and Exchange
Commission on October 29, 2004.
(6) Based on 7,599,831 shares of Class A Common Stock and 1,221,715 shares of
Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of October
28, 2004, as reported in the Agreement and Plan of Merger attached as Exhibit 2 to the Johnson Outdoors Inc. Form 8-K, filed with the Securities and Exchange
Commission on October 29, 2004, and 161,667 options held by each of Mr. Fisk
Johnson, Mr. Curtis Johnson and Ms. Marquart, respectively, to purchase shares of Class A Shares that are exercisable within 60 days.
(7) Includes shares of Class A Common Stock and Class B Common Stock held of record by entities owned jointly by the Reporting Person and certain other
Reporting Persons and previously not reported on the Reporting Person's Schedule
13D due to the nature of the ownership.
(8) Includes shares of Class A Common Stock and Class B Common Stock held of record by entities owned jointly by the Reporting Person and certain other
Reporting Persons.
(9) Excludes 808,444 shares beneficially owned solely by Ms. Johnson-Leipold as to which Mrs. Johnson, the 1988 Trust JWA, the Bank, Mr. Fisk Johnson, Mr.
Curtis Johnson and Mrs. Marquart disclaim any beneficial ownership.
(10) Excludes 32,288 shares beneficially owned solely by Mrs. Johnson as to which Ms. Johnson-Leipold, the 1988 Trust, JWA, the Bank, Mr. Fisk Johnson, Mr.
Curtis Johnson and Mrs. Marquart disclaim any beneficial ownership.
(11) Excludes 114,464 shares beneficially owned solely by JWA to which Ms.
Johnson-Leipold, Mrs. Johnson, the 1988 Trust, the Bank, Mr. Fisk Johnson, Mr.
Curtis Johnson and Mrs. Marquart disclaim any beneficial ownership.
(12) Excludes 119,504 shares beneficially owned solely by the Bank to which Ms.
Johnson-Leipold, Mrs. Johnson, the 1988 Trust, JWA, Mr. Fisk Johnson, Mr. Curtis
Johnson and Mrs. Marquart disclaim any beneficial ownership.
(13) Excludes 549,263 shares beneficially owned solely by Mr. Fisk Johnson as to which Ms. Johnson-Leipold, Mrs. Johnson, the 1988 Trust, JWA, the Bank, Mr.
Curtis Johnson and Mrs. Marquart disclaim any beneficial ownership.
(14) Excludes 190,676 shares beneficially owned solely by Mr. Curtis Johnson as to which Ms. Johnson-Leipold, Mrs. Johnson, the 1988 Trust, JWA, the Bank, Mr.
Fisk Johnson and Mrs. Marquart disclaim any beneficial ownership.
(15) Excludes 161,687 shares beneficially owned solely by Mrs. Marquart as to which Ms. Johnson-Leipold, Mrs. Johnson, the 1988 Trust, JWA, the Bank, Mr. Fisk
Johnson and Mr. Curtis Johnson disclaim any beneficial ownership.



         During the last five years, none of the above persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (c)-(e). Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described in this Amendment No. 5 to Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

                                  SCHEDULE 13D

-----------------------------------         ------------------------------------

CUSIP NO. 479254 10 4                           PAGE  15 OF 16 PAGES
-----------------------------------         ------------------------------------


ITEM 7.         MATERIALS TO BE FILED AS EXHIBITS.

                Item 7 is hereby amended as follows:

         Exhibit No.       Title
         -----------       -----

         99.8 Commitment Letter, dated as of October 28, 2004, by and between JO Acquisition Corp. and General Electric Capital Corporation.

         99.9 Agreement and Plan of Merger, dated as of October 28, 2004, by and among the Company and JO Acquisition Corp. incorporated by reference to the Johnson Outdoors Inc. Form 8-K, filed with the Securities and Exchange Commission on October 29, 2004.

         99.10 Contribution Agreement, dated as of October 28, 2004, by and among the Reporting Persons and JO Acquisition Corp.

         99.11 Voting Agreement, dated as of October 28, 2004, by and among the Reporting Persons and JO Acquisition Corp.

         99.12             Joint Filing Agreement.

         99.13             Power of Attorney.

                                  SCHEDULE 13D

-----------------------------------         ------------------------------------

CUSIP NO. 479254 10 4                           PAGE  16 OF 16 PAGES
-----------------------------------         ------------------------------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 2, 2004                    /s/ Helen P. Johnson-Leipold
                                            ------------------------------------
                                            Helen P. Johnson-Leipold


Dated:  November 2, 2004                    /s/ Imogene P. Johnson
                                            ------------------------------------
                                            Imogene P. Johnson


Dated:  November 2, 2004                    /s/ H. Fisk Johnson
                                            ------------------------------------
                                            H. Fisk Johnson


Dated:  November 2, 2004                    /s/ S. Curtis Johnson
                                            ------------------------------------
                                            S. Curtis Johnson


Dated:  November 2, 2004                    /s/ Winifred J. Marquart
                                            ------------------------------------
                                            Winifred J. Marquart


                                            Samuel C. Johnson 1988 Trust Number
                                            One u/a September 14, 1988


Dated:  November 2, 2004                    By:   /s/ Imogene P. Johnson
                                                  ------------------------------
                                                  Name:    Imogene P. Johnson
                                                  Title:   Trustee

                                            JWA Consolidated, Inc.


Dated:  November 2, 2004                    By:   /s/ Imogene P. Johnson
                                                  ------------------------------
                                                  Name:   Imogene P. Johnson
                                                  Title:  President and Director

                                            Johnson Bank


Dated:  November 2, 2004                    By:   /s/ Brian Lucareli
                                                  ------------------------------
                                                  Name:    Brian Lucareli
                                                  Title:   Senior Vice President

                                                                    EXHIBIT 99.8
                                COMMITMENT LETTER

                                October 28, 2004

CONFIDENTIAL
------------

Ms. Helen P. Johnson-Leipold
President and Chief Executive Officer
Mr. Roy T. George
Vice President and Secretary
JO Acquisition Corp.
555 Main Street
Racine, Wisconsin 53403

         Re:  Commitment Letter
              -----------------

         Ladies and Gentlemen:

         You have advised General Electric Capital Corporation ("GE Capital" or "Agent") that Helen P. Johnson-Leipold has formed a corporation, JO Acquisition Corp. ("Newco"), that intends to acquire (the "Acquisition") the outstanding shares of capital stock of Johnson Outdoors Inc. ("Parent") held by shareholders other than Ms. Johnson, certain members of her family, or affiliates of her or her family members (collectively, the "Purchasers"). The Acquisition will be effected through the merger (the "Merger") of Newco into Parent, with Parent being the surviving corporation.

         You have further advised us that Newco is seeking up to $142 million and up to (euro)27 million of financing (the "Financing") which will be combined with available cash on hand as contemplated by the Projections (as hereinafter defined), in support of (a) the Acquisition, and fees and expenses incurred in connection therewith, (b) the refinancing of the indebtedness of the Borrowers (as hereinafter defined) described on Schedule II attached hereto and (c) other corporate purposes (collectively, the "Transaction"). For purposes of this Commitment Letter, (i) Newco, Parent, Johnson Outdoors Canada and JWA Holding BV ("JWA" or the "European Borrower") are collectively referred to as the "Borrowers" and individually as a "Borrower" and (ii) the Borrowers and any guarantors referred to herein are collectively referred to as "Credit Parties".

         We understand that Parent is a domestic operating company that directly owns substantially all of the assets used in its business and does not have any material domestic subsidiaries. We further understand that (a) Parent has no Canadian subsidiaries other than Johnson Outdoors Canada, (b) all of Parent's other foreign subsidiaries (other than Scubapro Scandinavia AB and Johnson Outdoors Watercraft Ltd.) are owned directly or indirectly by JWA, a wholly-owned Dutch subsidiary of Parent and (c) upon closing of the Merger, all of Parent's outstanding capital stock will be owned by the Purchasers. At or shortly following the closing, Parent will establish an employee stock ownership plan ("ESOP") and issue in exchange for a promissory note from the ESOP approximately 15 percent of Parent's post-closing equity to the ESOP in the form of a newly-created convertible preferred stock.

         You have asked that the Financing include: a $85 million Senior Secured North American Revolving Credit Facility ("Revolver"); a $7 million Senior Secured North American Term Loan ("North American Term Loan"); a (euro)27 million Senior Secured European Term Loan ("European Term Loan"); and a $50 million Senior Secured Second Lien Term Loan ("Second Lien Term Loan").

JO Acquisition Corp.
Commitment Letter
October 28, 2004



         Based on our understanding of the Transaction as described above and the information which you have provided to us to date, GE Capital is pleased to offer its commitment to provide and hereby commits to provide the Financing described in this Commitment Letter in the amount of up to $142 million and up to (euro)27 million, subject to the following terms and conditions.

ADMINISTRATIVE AGENT:                                GE Capital.
--------------------

LEAD ARRANGER:                                       GECC Capital Markets Group,
                                            Inc. ("GECMG").
-------------

LENDERS:                                             GE Capital and other
                                            lenders acceptable to Agent.
-------

SUMMARY OF PROPOSED TERMS FOR REVOLVER
--------------------------------------

BORROWERS:                                           Newco, Parent, and Johnson
---------                                   Outdoors Canada (collectively, the
                                            "North American Borrowers").
                                            Although Newco shall initially be a
                                            Borrower, substantially concurrently
                                            with the closing, Newco will be
                                            merged with and into Parent with
                                            Parent as the surviving corporation.


MAXIMUM AMOUNT:                                      $85 million (including a
--------------                              Letter of Credit Subfacility of up
                                            to $10 million and a Foreign
                                            Subfacility (as hereinafter defined)
                                            of up to $5 million). Letters of
                                            Credit will be issued either by a
                                            bank or by GE Capital and/or one of
                                            its affiliates, on terms acceptable
                                            to GE Capital. The Lenders providing
                                            the Revolver will purchase
                                            irrevocable and unconditional
                                            participation interests in the
                                            Letters of Credit.

TERM:                                                60 months.
----

AVAILABILITY:                                        Borrowing
------------                                Availability on a combined basis
                                            will be limited to the sum of (i)
                                            85% of the North American Borrowers'
                                            eligible accounts receivable and
                                            (ii) the lesser of (a) 85% of the
                                            appraised net orderly liquidation
                                            value of the North American
                                            Borrowers' eligible inventory (such
                                            net orderly liquidation value
                                            currently equals 59% of eligible
                                            inventory for the period from
                                            January through March or 53% of
                                            eligible inventory for the period
                                            from April through December, as
                                            applicable, as reflected in that
                                            certain appraisal prepared by Hilco
                                            dated August 2, 2004, which
                                            calculation and resulting
                                            percentages of eligible inventory
                                            are subject to change based upon
                                            periodic appraisals performed
                                            pursuant to the definitive loan
                                            documentation), and (b) 60% of the
                                            North American Borrowers' eligible
                                            inventory valued at the lower of
                                            cost (FIFO) or market, in each of
                                            clauses (i) and (ii), less reserves
                                            (the "Borrowing Base"), but not to
                                            exceed the Maximum Amount; provided,
                                            that during the period from (i)
                                            December 15 through December 31 of
                                            each year Borrowing Availability
                                            shall not exceed the lesser of (A)
                                            the Borrowing Base plus $2.5 million
                                            and (B) the Maximum Amount, (ii)
                                            January 1 through March 31 of each
                                            year Borrowing Availability shall
                                            not exceed the lesser of (A) the
                                            Borrowing Base plus $5 million and
                                            (B) the Maximum Amount, and (iii)
                                            April 1 through April 15 of each
                                            year Borrowing Availability shall
                                            not exceed the lesser of (A) the
                                            Borrowing Base plus $2.5 million and
                                            (B) the Maximum Amount
                                            (collectively, the "Seasonal
                                            Overadvances").


                                            Advances may be made to each
                                            Borrower on the basis of its own
                                            separate Borrowing Base. Agent will
                                            retain the right from time to time
                                            in its reasonable credit judgment to
                                            establish or modify advance rates,
                                            standards of eligibility and
                                            reserves against availability,
                                            provided, that Agent agrees,
                                            assuming no deterioration in the
                                            value of the Collateral (as
                                            hereinafter defined) from the date
                                            hereof until the Closing Date (as
                                            hereinafter defined) that the
                                            advance rates and standards of
                                            eligibility utilized on the Closing
                                            Date to determine the Borrowing Base
                                            shall be consistent with the advance
                                            rates and such standards used to
                                            calculate the borrowing base
                                            template attached as Schedule III
                                            hereto; provided, further, that (i)
                                            Agent in its reasonable credit
                                            judgment may add additional
                                            standards of eligibility to reflect
                                            any change in the manner the North
                                            American Credit Parties do business
                                            or the composition of the Collateral
                                            between the date hereof and the
                                            Closing Date, and (ii) the dollar
                                            values associated with the standards
                                            of eligibility are subject to change
                                            based upon Collateral performance.
                                            As of the date hereof, assuming no
                                            deterioration in the value of the
                                            Collateral from the date hereof
                                            until the Closing Date, Agent would
                                            not anticipate that as of the
                                            Closing Date the Borrowing Base
                                            would be subject to any reserves
                                            other than landlord lien reserves if
                                            appropriate landlord waivers are not
                                            obtained, reserves for amounts under
                                            the Foreign Subfacility that are not
                                            guaranteed by Ex-Im Bank (as defined
                                            below) and other customary reserves
                                            established by Agent in its
                                            reasonable credit judgment. The face
                                            amount of all letters of credit
                                            outstanding under the Letter of
                                            Credit Subfacility will be reserved
                                            in full against availability.


SUMMARY OF PROPOSED TERMS
-------------------------
FOR FOREIGN SUBFACILITY
-----------------------

MAXIMUM FOREIGN AMOUNT:                              $5 million (the "Foreign
----------------------                      Subfacility").

TERM:                                                Thirty-six (36) months. The
---- Foreign Subfacility shall be renewed for an additional twenty-four (24) months so long as (i) no default shall have occurred and then be continuing, and (ii) the related guarantee of Ex-Im Bank (as defined below) is renewed or reissued for such additional period. If the Revolver is terminated, the Foreign Subfacility will immediately be due and payable in full.

AVAILABILITY:                                        Borrowing availability will
------------                                be limited to 90% of the North
                                            American Borrowers' eligible foreign
                                            accounts receivable, less reserves,
                                            but not to exceed the Maximum
                                            Foreign Amount. Ninety percent (90%)
                                            of such advances shall be supported
                                            by a guarantee of the Export-Import
                                            Bank of the United States ("Ex-Im
                                            Bank") on terms and conditions
                                            acceptable to Agent. Agent will
                                            retain the right from time to time
                                            to establish or modify advance
                                            rates, standards of eligibility and
                                            reserves against availability, all
                                            in accordance with its reasonable
                                            credit judgment.

SUMMARY OF PROPOSED TERMS FOR
-----------------------------
NORTH AMERICAN TERM LOAN
------------------------

BORROWERS:                                           The North American
---------                                   Borrowers.

AMOUNT                                               Up to the lesser of (i) $7
----- million and (ii) the sum of (a) 50% of the appraised fair market value of the North American Borrowers' eligible real property and (b) 85% of the appraised net orderly liquidation value of the North American Borrowers' eligible machinery and equipment to be advanced on the date the Financing is consummated (the "Closing Date").

TERM:                                                60 months. If the Revolver
---- is terminated, this North American Term Loan will immediately be due and payable in full.

AMORTIZATION:                                        Level quarterly principal
------------                                payments utilizing a 7-year
                                            amortization period and a balloon
                                            payment at maturity/Quarterly
                                            amortization as follows:

                                                                    Scheduled
                                                   Quarters        Installments
                                                   --------        ------------
                                                     1-19            $250,000
                                                       20            $2,250,000


SUMMARY OF PROPOSED TERMS FOR
-----------------------------
EUROPEAN TERM LOAN
------------------

BORROWER:                                            JWA Holding BV.
--------

AMOUNT:                                              Up to the lesser of (i)
------ (euro)27 million and (ii) the adjusted EBITDA (as defined and determined in Annex 2 to Schedule V) of the European Borrower and its subsidiaries (denominated in Euros) for the immediately preceding
                                            12-month period multiplied by 2.6 to
                                            be advanced on the Closing Date.


TERM:                                                60 months.  If the Revolver
---- is terminated, this European Term Loan will immediately be due and payable in full.


AMORTIZATION:                                        Level quarterly principal
------------                                payments utilizing a 7-year
                                            amortization period and a balloon
                                            payment at maturity/Quarterly
                                            amortization in the following
                                            percentages:

                                                Quarters         Scheduled
                                                --------        Installment
                                                                  Percentage
                                                                  ----------
                                                  1-19                   3.57%
                                                    20                  32.17%

SUMMARY OF PROPOSED TERMS FOR
-----------------------------
SECOND LIEN TERM LOAN
---------------------

BORROWER:                                            Johnson Outdoors Inc.
--------

AMOUNT:                                              Up to $50 million to be
------                                      advanced on the Closing Date.

TERM:                                                66 months. If the Revolver
---- is terminated, this Second Lien Term Loan will immediately be due and payable in full.

AMORTIZATION:                                        Bullet payment at maturity.
------------

TERMS OF GENERAL APPLICABILITY
------------------------------
USE OF PROCEEDS:                                     Loans made on the Closing
---------------                             Date will be used for the
                                            refinancing of the indebtedness of
                                            the Borrowers described on Schedule
                                            II attached hereto, to fund the
                                            Acquisition and to fund certain fees
                                            and expenses associated with the
                                            Transaction and the Financing. Loans
                                            made after the Closing Date will be
                                            used for Borrowers' working capital
                                            purposes and permitted capital
                                            expenditures.

INTEREST:                                            For U.S. dollar denominated
--------                                    loans, at the North American
                  Rates:                    Borrower's option, either (i) absent
                  -----                     a default, 1, 2, 3 or 6 and 9 or 12
                                            (if available) -month
                                            reserve-adjusted LIBOR plus the
                                            Applicable Margin(s) or (ii)
                                            floating at the U.S. Dollar Index
                                            Rate (higher of Prime or 50 basis
                                            points over Fed Funds) plus the
                                            Applicable Margin(s). For Euro
                                            denominated loans, at European
                                            Borrower's option, either (i) absent
                                            a default, 1, 2, 3 or 6 and 9 or 12
                                            (if available) -month
                                            reserve-adjusted Euribor for the
                                            applicable Euribor period plus the
                                            Applicable Margin(s) or (ii)
                                            floating at the Euro Index Rate
                                            (minimum bid rate for Euros as
                                            published by the European Central
                                            Bank) plus the Applicable Margin(s).

                                                     Rate definitions, LIBOR and
                                            Euribor mechanics and breakage fees
                                            to be set forth in the final
                                            documents.

                                                     Interest would be payable
                                            monthly in arrears (except LIBOR and
                                            Euribor which shall be paid at the
                                            expiration of each applicable
                                            period, provided that with respect
                                            to any interest period greater than
                                            3 months in duration, interest shall
                                            also be paid at 3-month intervals)
                                            and calculated on the basis of a
                                            360-day year and actual days
                                            elapsed.

APPLICABLE MARGINS:                                  The following Applicable
------------------                          Margins (consisting of per annum
                                            rate margins) shall apply until the
                                            Applicable Margins are adjusted as
                                            described below:


                                            Applicable Revolver Index Margin                           1.00%
                                            Applicable Revolver LIBOR Margin                           2.50%
                                            Applicable North American Term Loan Index                  1.50%
                                            Margin
                                            Applicable North American Term Loan LIBOR                  3.00%
                                            Margin
                                            Applicable European Term Loan Index Margin                 4.50%
                                            Applicable European Term Loan Euribor Margin               3.00%
                                            Applicable Second Lien Term Loan Index                     7.50%
                                            Margin
                                            Applicable Second Lien Term Loan LIBOR                     9.00%
                                            Margin
                                            Applicable Unused Facility Fee Margin                      0.50%
                                            Applicable L/C Margin                                      2.50%

                                                     Starting with the delivery
                                            to the Agent of Borrowers
                                            consolidated quarterly financial
                                            statements for the fiscal quarter
                                            ending September, 2005, the
                                            Applicable Margins shall be subject
                                            to adjustment, prospectively, based
                                            on Borrowers' consolidated financial
                                            performance for the trailing four
                                            quarters most recently ended in
                                            accordance with the grid attached as
                                            Schedule I. Notwithstanding the
                                            foregoing, the Applicable Margins
                                            for the Second Lien Term Loan shall
                                            not be subject to adjustment. In
                                            addition, notwithstanding anything
                                            to the contrary contained herein,
                                            the Applicable Revolver Index Margin
                                            and the Applicable Revolver LIBOR
                                            Margin shall equal 1.50% and 3.00%,
                                            respectively, in respect of the
                                            portion of any loan under the
                                            Revolver which exceeds the Borrowing
                                            Base as contemplated by the first
                                            proviso under the heading
                                            "Availability" set forth above.

                                                     The definitive Financing
                                            documentation will contain
                                            provisions regarding the delivery of
                                            financial statements, and the timing
                                            and mechanics of subsequent
                                            prospective adjustments in
                                            Applicable Margins. If a default is
                                            continuing at the time that a
                                            reduction in Applicable Margins is
                                            to be implemented, that reduction
                                            will be deferred until the first
                                            month commencing after the cure or
                                            waiver thereof.


FEES:                                                In addition to the fees
----                                        payable to GE Capital as specified
                                            in the fee letter between JO
                                            Acquisition Corp. and GE Capital of
                                            even date herewith (the "Fee
                                            Letter"), the following fees will be
                                            payable to Agent under the Financing
                                            documentation.

                  Letter of Credit Fee:              Equal to the Applicable L/C
                  --------------------      Margin per annum (calculated on the
                                            basis of a 360-day year and actual
                                            days elapsed) on the face amount of
                                            the letters of credit under the
                                            Revolver, payable monthly in
                                            arrears, plus any costs and expenses
                                            incurred by Agent in arranging for
                                            the issuance or guaranty of Letters
                                            of Credit and any charges assessed
                                            by the issuing financial
                                            institution.


                  Unused Facility Fee:               Equal to the Applicable
                  -------------------       Unused Facility Fee Margin per annum
                                            (calculated on the basis of a
                                            360-day year and actual days
                                            elapsed) on the average unused daily
                                            balance of the Revolver, payable
                                            monthly in arrears.

                  Prepayment Premium:                (i) Payable in the event
                  ------------------        that the Revolver Commitment is
                                            reduced or terminated or if the
                                            Borrowers prepay all or any portion
                                            of the North American Term Loan
                                            and/or the European Term Loan other
                                            than as a result of Mandatory
                                            Prepayments prior to the second
                                            anniversary of the Closing Date, in
                                            an amount equal to the Revolver
                                            Maximum Amount (or, in the case of a
                                            Revolver Commitment reduction, the
                                            amount of such reduction) and the
                                            amount being prepaid on the North
                                            American Term Loan and/or the
                                            European Term Loan, multiplied by
                                            2.0% upon a prepayment on or before
                                            the first anniversary of the Closing
                                            Date and 1.0% upon a prepayment
                                            after the first anniversary but on
                                            or before the second anniversary of
                                            the Closing Date.

                                                     (ii) Payable in the event
                                            that the Borrowers prepay all or any
                                            portion of the Second Lien Term Loan
                                            other than as a result of Mandatory
                                            Prepayments (as hereinafter defined)
                                            prior to the third anniversary of
                                            the Closing Date, in an amount equal
                                            to the amount being prepaid on the
                                            Second Lien Term Loan multiplied by
                                            2.0% upon a prepayment on or before
                                            the first anniversary of the Closing
                                            Date, 1.5% upon a prepayment after
                                            the first anniversary but on or
                                            before the second anniversary of the
                                            Closing Date and 1.0% upon a
                                            prepayment after the second
                                            anniversary but on or before the
                                            third anniversary of the Closing
                                            Date.

DEFAULT RATES:                                       From and after the
-------------                               occurrence and during the
                                            continuance of a default, the
                                            interest rates applicable to all
                                            Loans and the Letter of Credit Fee
                                            will be increased by 2% per annum
                                            over the interest rate or Letter of
                                            Credit Fee otherwise applicable and
                                            such interest and fees will be
                                            payable on demand.


SECURITY:                                            To secure all obligations
-------- of the Borrowers to Agent and Lenders, except as provided below, in respect of the Revolver, the North American Term Loan and the

                                            European Term Loan, Agent will
                                            receive (a) a fully perfected first
                                            priority security interest in all of
                                            the existing and after acquired real
                                            and personal, tangible and
                                            intangible assets of each North
                                            American Borrower and their
                                            respective domestic and Canadian
                                            subsidiaries (if any) (collectively,
                                            the "North American Credit
                                            Parties"), including, without
                                            limitation, all cash, cash
                                            equivalents, bank accounts,
                                            accounts, other receivables, chattel
                                            paper, contract rights, inventory
                                            (wherever located), instruments,
                                            documents, securities (whether or
                                            not marketable), equipment,
                                            fixtures, real property interests,
                                            franchise rights, patents, trade
                                            names, trademarks, copyrights,
                                            intellectual property, general
                                            intangibles, investment property,
                                            supporting obligations, letter of
                                            credit rights, commercial tort
                                            claims, causes of action and all
                                            substitutions, accessions and
                                            proceeds of the foregoing (including
                                            insurance proceeds), but excluding
                                            any intangible assets of the North
                                            American Credit Parties related to
                                            the diving business (the "Diving
                                            Intangibles") of the European Credit
                                            Parties (as hereinafter defined),
                                            for which Agent will receive a
                                            perfected second priority security
                                            interest, and (b) a fully perfected
                                            first priority pledge of (i) all of
                                            the issued and outstanding capital
                                            stock of the North American
                                            Borrowers (excluding Parent and
                                            Newco) and all their domestic and
                                            Canadian subsidiaries, and (ii) a
                                            second priority pledge of 100% of
                                            the non-voting stock and 65% of the
                                            voting stock of European Borrower
                                            and each other first-tier foreign
                                            subsidiary (collectively, the "North
                                            American Collateral"). The Second
                                            Lien Term Loan shall be secured by a
                                            second or third priority, as the
                                            case may be, security interest in
                                            the North American Collateral.

                                                     In addition to the
                                            foregoing, the European Term Loan
                                            shall be secured by (a) a fully
                                            perfected first priority security
                                            interest in the foreign assets
                                            listed in Schedule VI, (b) any
                                            material foreign assets acquired
                                            after the date hereof, (c) a fully
                                            perfected first priority security
                                            interest in the Diving Intangibles,
                                            (d) a fully perfected first priority
                                            pledge of all of the issued and
                                            outstanding capital stock of the
                                            European Borrower and its
                                            subsidiaries, and (e) any other
                                            existing material foreign assets if
                                            the fourth succeeding paragraph is
                                            no longer applicable thereto (the
                                            "European Collateral"; the North
                                            American Collateral and the European
                                            Collateral are collectively referred
                                            to as the "Collateral").

                                                     All Collateral will be free
                                            and clear of other liens, claims and
                                            encumbrances, except permitted liens
                                            and encumbrances acceptable to
                                            Agent.

                                                     The definitive loan
                                            documentation to include a negative
                                            pledge covenant with respect to all
                                            foreign assets that Agent has not
                                            been granted a fully perfected first
                                            priority security interest.

                                                     The Revolver, the North
                                            American Term Loan and the European
                                            Term Loan (the "Senior Facilities")
                                            shall be guaranteed by Parent and
                                            all domestic and Canadian
                                            subsidiaries of North American
                                            Borrowers. The European Term Loan
                                            shall also be guaranteed by all
                                            subsidiaries of the European
                                            Borrower. All Senior Facilities will
                                            be cross-defaulted and
                                            cross-collateralized to each other
                                            except that European Collateral
                                            shall not secure the Revolver or the
                                            North American Term Loan.

                                                     Notwithstanding the
                                            foregoing, foreign collateral
                                            (including the collateral listed in
                                            Schedule VI) or guarantees will not
                                            be taken to the extent that (i) the
                                            same would have an adverse tax
                                            effect on the Borrowers (it being
                                            understood that if Canadian
                                            collateral is not taken, then the
                                            Canadian assets would not be
                                            included in the North American
                                            borrowing base unless Borrowers
                                            provide such collateral and accept
                                            any related tax consequences), (ii)
                                            the costs of obtaining the same are
                                            excessive in relation to the value
                                            of the security afforded thereby, or
                                            (iii) the same would be prohibited
                                            or restricted under local law.

                                                     Within 10 days of the
                                            Closing Date, Agent is authorized to
                                            pre-file financing statements and
                                            other evidences of liens with
                                            respect to all of the Collateral,
                                            including "all assets" filings, if
                                            applicable, naming Agent as secured
                                            party.

MANDATORY PREPAYMENTS:                               Borrowers shall make
---------------------                       prepayments against principal in the
                                            following amounts (subject to
                                            reasonable thresholds): (a) all net
                                            proceeds of any sale or other
                                            disposition of any of the assets of
                                            any Borrower and any of their
                                            respective subsidiaries, if any,
                                            (other than the sale of inventory in
                                            the ordinary course), (b) subject to
                                            exceptions for repairs and
                                            replacements, all net insurance
                                            proceeds or other awards payable in
                                            connection with the loss,
                                            destruction or condemnation of any
                                            assets of any Borrower or their
                                            respective subsidiaries, if any, (c)
                                            100% of the net cash proceeds from
                                            the sale or issuance of equity or
                                            debt securities (other than the sale
                                            or issuance of equity by Parent to
                                            the ESOP), and (d) annually, 50% of
                                            consolidated Excess Cash Flow until
                                            the ratio of (i) average total
                                            indebtedness for the trailing four
                                            quarters most recently ended to (ii)
                                            consolidated adjusted EBITDA (as
                                            provided below) for the trailing
                                            four quarters most recently ended is
                                            less than 2.5 times.

                                                     "Excess Cash Flow" will be
                                            defined in the Financing
                                            documentation, but will generally
                                            mean consolidated net income plus
                                            (a) depreciation, amortization and
                                            interest expense to the extent
                                            deducted in determining consolidated
                                            net income, minus (b) capital
                                            expenditures (excluding the financed
                                            portion thereof), minus (c) interest
                                            expense paid or accrued (excluding
                                            any original issue discount,
                                            interest paid in kind or amortized
                                            debt discount, to the extent
                                            included in determining interest
                                            expense) and scheduled principal
                                            payments paid or payable in respect
                                            of funded debt, plus or minus (as
                                            the case may be), (d) extraordinary
                                            gains or losses which are cash items
                                            not included in the calculation of
                                            net income, minus (e) certain
                                            mandatory prepayments paid in cash
                                            with proceeds of equity issuances,
                                            plus (f) taxes deducted in
                                            determining consolidated net income
                                            to the extent not paid for in cash,
                                            minus (g) taxes paid in cash, if
                                            any, that were not deducted in
                                            determining consolidated net income.

                                                     These payments generally
                                            will be applied against principal
                                            installments due, in the inverse
                                            order of maturity, on the North
                                            American Term Loan or European Term
                                            Loan, as applicable, until such loan
                                            is paid in full and thereafter
                                            against the Revolver without
                                            reduction in availability.
                                            Prepayments by any Borrower will be
                                            applied first to the obligations of
                                            that Borrower and thereafter to the
                                            obligations owing by the other
                                            Borrowers, pro rata. Payments from
                                            Excess Cash Flow will be allocated
                                            among the Borrowers based on their
                                            relative contributions to Excess
                                            Cash Flow. Notwithstanding the
                                            foregoing, prepayments of the
                                            Revolver or the North American Term
                                            Loan will not be made from proceeds
                                            of foreign collateral.

VOLUNTARY PREPAYMENTS:                               Borrowers may voluntarily
---------------------                       prepay all or any portion of the
                                            North American Term Loan or the
                                            European Term Loan in minimum
                                            amounts of $1,000,000 or
                                            (euro)1,000,000, as applicable, at
                                            any time, upon at least 5 days'
                                            prior written notice. All voluntary
                                            prepayments will be accompanied by
                                            the prepayment premium described
                                            above and LIBOR or Euribor breakage
                                            costs, as applicable, if any.


FINANCIAL REPORTING:                                 The Financing documentation
-------------------                         will require the Borrowers, on a
                                            monthly basis, to provide to Agent
                                            internally prepared financial
                                            statements. Annually, Borrowers will
                                            be required to provide audited
                                            financial statements, a board
                                            approved operating plan for the
                                            subsequent year, and a
                                            communications letter from
                                            Borrowers' auditors. Borrowers will
                                            provide Borrowing Base Certificates
                                            on a monthly basis so long as no
                                            default exists and if a default has
                                            occurred and is continuing, on an as
                                            requested basis. Additionally,
                                            Borrowers will provide other
                                            information reasonably requested by
                                            Agent. All financial statements
                                            shall be prepared on a consolidated
                                            and consolidating basis.



DOCUMENTATION:                                       The Financing documentation
-------------                               will contain representations and
                                            warranties; conditions precedent;
                                            affirmative, negative and financial
                                            covenants; indemnities; events of
                                            default and remedies as required by
                                            Agent. Relevant documents, such as
                                            subordination and intercreditor
                                            agreements, equity or stockholder
                                            agreements, incentive and employment
                                            agreements, tax agreements, and
                                            other material agreements executed
                                            in connection with the Transaction,
                                            to be reasonably acceptable to Agent
                                            (such documentation to contain
                                            reasonable baskets, thresholds,
                                            exceptions, cure periods, and
                                            notices mutually acceptable to Agent
                                            and Borrowers). The covenants and
                                            tests set forth herein are based
                                            upon the Projections and the
                                            underlying assumptions set forth
                                            therein. Agent may revise any such
                                            covenants and tests in its
                                            reasonable credit judgment upon any
                                            change in the assumptions underlying
                                            the Projections that occur at any
                                            time between the date hereof and the
                                            Closing Date.


SYNDICATION:                                         Upon acceptance of this
-----------                                 letter, GECMG will initiate
                                            discussions with potential lenders
                                            relating to the syndication of the
                                            Financing. It is expressly
                                            understood by the Borrowers that GE
                                            Capital through GECMG intends to
                                            syndicate the Financing to allow GE
                                            Capital to sell down the Financing
                                            to a desired hold position.
                                            Borrowers will agree to a
                                            syndication timetable that allows
                                            for the primary syndication of the

                                            Financing prior to the Closing Date,
                                            but the success of the syndication
                                            will not be a condition precedent to
                                            the closing of the Financing.

                                                     However, if at any time
                                            prior to the completion of
                                            syndication (whether before or after
                                            closing), GECMG determines that it
                                            may not be able to sell down the
                                            Financing to GE Capital's desired
                                            hold position (which is $70 million
                                            (or the approximate equivalent
                                            thereof) in the aggregate), then GE
                                            Capital reserves the right, from
                                            time to time after consultation with
                                            Borrowers, to adjust the pricing,
                                            structure, terms and amount of the
                                            Financing as it deems appropriate in
                                            order to effect a successful
                                            syndication to such desired hold
                                            position; provided, however, that
                                            (i) neither the financial covenants
                                            (solely with respect to the 15% and
                                            20% cushions from the Projections as
                                            hereinafter described) nor the
                                            amortization schedule shall be more
                                            stringent to the Borrowers than as
                                            contained herein and (ii) the
                                            structure shall not be changed so as
                                            to require additional collateral,
                                            (iii) pricing changes on the Senior
                                            Facilities shall not exceed 50 basis
                                            points on a weighted average basis,
                                            (iv) the closing fee set forth in
                                            the Fee Letter shall not be changed,
                                            and (v) any pricing change on the
                                            Second Lien Term Loan shall not
                                            exceed 250 basis points. It is
                                            hereby understood and agreed that GE
                                            Capital's commitment hereunder is
                                            expressly subject to the immediately
                                            preceding sentence, and,
                                            notwithstanding any provision in the
                                            definitive Financing documentation
                                            to the contrary, this paragraph
                                            shall survive the closing of the
                                            Financing. If, after consultation,
                                            the Borrowers choose not to accept
                                            the adjustments proposed and, as a
                                            result, GE Capital chooses not to
                                            close on the Financing on the
                                            originally proposed terms, then GE
                                            Capital's commitment to provide the
                                            Financing set forth in this letter
                                            shall be immediately terminated and
                                            neither GE Capital nor its
                                            affiliates shall have any liability
                                            to any person in connection with any
                                            funding of the Financing or any
                                            portion thereof thereafter.

                                                     GECMG will syndicate the
                                            transaction with the assistance of
                                            Borrowers. Such assistance shall
                                            include, but not be limited to (i)
                                            prompt assistance in the preparation
                                            of the Information Memorandum and
                                            the verification of the completeness
                                            and accuracy of the information
                                            contained therein; (ii) preparation
                                            of offering materials and
                                            projections by Borrowers and their
                                            advisors taking into account the
                                            proposed Transaction and Financing;
                                            (iii) providing GECMG with all
                                            information reasonably deemed
                                            necessary by GECMG to successfully
                                            complete the syndication; (iv)
                                            confirmation as to the accuracy and
                                            completeness of such offering
                                            materials, information and
                                            projections; (v) participation of
                                            Borrowers' senior management in
                                            meetings and conference calls with
                                            potential lenders at such times and
                                            places as GECMG may reasonably
                                            request; and (vi) using best efforts
                                            to ensure that the syndication
                                            efforts benefit from Borrowers'
                                            existing lending relationships.

                                                     Neither GE Capital, GECMG
                                            nor any of their affiliates can
                                            provide any assurances that a
                                            syndicate of lenders can be arranged
                                            on these terms. None of them shall
                                            have any liability if any
                                            adjustments to the pricing,
                                            structure, terms or amounts are
                                            required to effect a successful
                                            syndication to GE Capital's desired
                                            hold position.

                                                     If GE Capital determines in
                                            consultation with Newco that the
                                            Financing can be successfully
                                            syndicated on terms more favorable
                                            to the Borrowers with respect to the
                                            Second Lien Term Loan and/or the
                                            allocations among the facilities,
                                            then GE Capital agrees to make such
                                            terms available to the Borrowers;
                                            provided, however, that the
                                            foregoing shall in no event modify
                                            any fees payable to GE Capital
                                            pursuant to the Fee Letter.

OTHER TERMS:                                         GE Capital's commitment
-----------                                 with respect to the Financing is
                                            conditioned upon satisfaction of the
                                            following conditions as of the
                                            Closing Date, and the Financing
                                            documents will require, among other
                                            things, compliance with covenants
                                            pertaining to the following (all in
                                            form and substance satisfactory to
                                            Agent)


                                            o        Borrowers' cash
                                                     management systems (as
                                                     reviewed by Agent as part
                                                     of its due diligence) shall
                                                     not be materially changed
                                                     without the consent of the
                                                     Agent, except for a
                                                     possible change of
                                                     provider. Agent will have
                                                     springing cash dominion
                                                     upon the occurrence and
                                                     during the continuance of a
                                                     default, or if, during the
                                                     period from April 16
                                                     through December 14 of each
                                                     year, excess availability
                                                     under the Revolver is less
                                                     than $5 million at any
                                                     time, or if, during the
                                                     period from December 15
                                                     through April 15, excess
                                                     availability under the
                                                     Revolver is less than $2
                                                     million at any time
                                                     (excluding any availability
                                                     under Seasonal Advances);
                                                     provided, that if after
                                                     such time such excess
                                                     availability is greater
                                                     than $5 million (or $2
                                                     million during the period
                                                     from December 15 through
                                                     April 15 (excluding any
                                                     availability under Seasonal
                                                     Advances)) for 30
                                                     consecutive days and no
                                                     default has occurred and is
                                                     continuing, Agent shall not
                                                     have the right to sweep the
                                                     Borrowers' cash unless the
                                                     conditions to springing
                                                     cash dominion occur again.
                                                     The cash dominion
                                                     contemplated above shall be
                                                     implemented pursuant to
                                                     satisfactory lockboxes and
                                                     blocked account agreements
                                                     executed at or prior to the
                                                     Closing Date.

                                            o        The inclusion of the
                                                     Foreign Subfacility is
                                                     expressly conditioned upon
                                                     satisfactory final approval
                                                     of the subfacility from
                                                     Ex-Im Bank.

                                                     o Commercially reasonable
                                                     insurance protection for
                                                     the Borrowers' industry,
                                                     size and risk and the
                                                     Agent's collateral
                                                     protection (terms,
                                                     underwriter, scope, and
                                                     coverage to be reasonably
                                                     acceptable to Agent); Agent
                                                     named as loss payee
                                                     (property/casualty) and
                                                     additional insured
                                                     (liability); and
                                                     non-renewal/cancellation/
                                                     amendment riders to provide
                                                     30 days advance notice to
                                                     Agent.

                                            o        Compliance with
                                                     applicable laws, decrees,
                                                     and material agreements or
                                                     obtaining of applicable
                                                     consents and waivers.

                                            o        General and collateral
                                                     releases from prior
                                                     lenders, customary
                                                     corporate and estoppel
                                                     certificates, and (subject
                                                     to mutually acceptable
                                                     exceptions)
                                                     landlord/mortgagee/ bailee
                                                     waivers and consignment or
                                                     similar filings.

                                            o        Limitations on commercial
                                                     transactions, management
                                                     agreements, service
                                                     agreements, and borrowing
                                                     transactions between any
                                                     Borrower and its officers,
                                                     directors, employees and
                                                     affiliates and intercompany
                                                     loans among Borrowers.

                                            o        Limitations on, or
                                                     prohibitions of, cash
                                                     dividends, other
                                                     distributions to equity
                                                     holders, payments in
                                                     respect of subordinated
                                                     debt, payment of management
                                                     fees to affiliates and
                                                     redemption of common or
                                                     preferred stock. Dividends
                                                     from subsidiaries to Parent
                                                     shall be permitted without
                                                     limitation.

                                            o        Prohibitions of mergers,
                                                     acquisitions, sale of any
                                                     Borrower, its stock or a
                                                     material portion of its
                                                     assets.

                                            o        Provisions for mutually
                                                     acceptable carve-outs from
                                                     the covenants (including
                                                     limitations on
                                                     distributions, share
                                                     repurchases, dividends,
                                                     debt and liens) for various
                                                     ESOP transactions by or
                                                     among Parent, its
                                                     shareholders and the ESOP.

                                            o        Prohibitions of a direct or
                                                     indirect change in control
                                                     of Borrowers.

                                            o        Limitations on capital
                                                     expenditures tied to the
                                                     management projections and
                                                     related assumptions dated
                                                     as of October 26, 2004
                                                     furnished by Newco (as
                                                     updated to reflect the most
                                                     recent month end financials
                                                     required to be delivered to
                                                     Agent prior to the Closing
                                                     Date pursuant to the
                                                     definitive loan
                                                     documentation, the
                                                     "Projections") to GE
                                                     Capital with a 15% cushion.

                                            o        Agent's rights of
                                                     Inspection, access to
                                                     facilities, management and
                                                     auditors.

                                            o        Customary yield protection
                                                     provisions, including,
                                                     without limitation,
                                                     provisions as to capital
                                                     adequacy, illegality,
                                                     changes in circumstances
                                                     and withholding taxes.

                                            o        Aggregate outstanding
                                                     principal amount drawn
                                                     under existing lines of
                                                     credit of the European
                                                     Credit Parties not to
                                                     exceed (i) (euro)5,000,000
                                                     between December 1 and June
                                                     30 of each year; provided,
                                                     however, in no event shall
                                                     such aggregate outstanding
                                                     principal amount, less cash
                                                     balances held by the
                                                     European Credit Parties,
                                                     exceed (euro)3,500,000 and
                                                     (ii) (euro)2,500,000
                                                     between July 1 and November
                                                     30 of each year; provided,
                                                     however, in no event shall
                                                     there be any such
                                                     outstanding balance on the
                                                     last day of any month
                                                     during such period referred
                                                     to in this clause (ii).
                                                     Prohibition on
                                                     establishment of new lines
                                                     of credit by any European
                                                     Credit Parties or extension
                                                     of existing lines of credit
                                                     on terms less favorable to
                                                     such European Credit
                                                     Parties, in Agent's
                                                     reasonable credit judgment.

                                            o        Governing law: New York.


OTHER CONDITIONS:                                    GE Capital's commitment
----------------                            with respect to the Financing will
                                            be further conditioned upon the
                                            following (all to Agent's
                                            satisfaction):

                                            o        Delivery of the Merger
                                                     Agreement and other related
                                                     documents to Agent in a
                                                     timely manner. The Merger
                                                     shall have been consummated
                                                     substantially on the terms
                                                     set forth in the Merger
                                                     Agreement between Newco and
                                                     the Parent provided to
                                                     Agent on or prior to the
                                                     date hereof. The purchase
                                                     price payable in connection
                                                     with the Acquisition will
                                                     not exceed $87,000,000
                                                     (after reducing the stock
                                                     purchase price by any cash
                                                     collected from option
                                                     strike price payments
                                                     received on or after July
                                                     1, 2004). Aggregate fees
                                                     and closing costs
                                                     (including those payable to
                                                     Agent) payable in
                                                     connection with the
                                                     Transaction will not exceed
                                                     an additional $22,000,000.

                                            o        Agent not becoming aware of
                                                     any matter not disclosed,
                                                     or document or other
                                                     materials not provided, in
                                                     each case prior to the date
                                                     hereof, that in Agent's
                                                     reasonable credit judgment
                                                     materially adversely
                                                     affects the European
                                                     Borrower and all of
                                                     European Borrower's
                                                     subsidiaries that are not
                                                     North American Credit
                                                     Parties (collectively, the
                                                     "European Credit Parties"),
                                                     taken as a whole or the
                                                     North American Credit
                                                     Parties taken as a whole.

                                            o        Opinion of Corporate
                                                     Valuation Advisors, Inc.,
                                                     or other comparable
                                                     valuation firm reasonably
                                                     acceptable to Agent,
                                                     evidencing the solvency of
                                                     each Borrower at closing on
                                                     a consolidated and
                                                     consolidating basis after
                                                     taking into account the
                                                     Financing and the
                                                     Transaction.

                                            o        At closing the ratio of (i)
                                                     projected average total
                                                     indebtedness for the first
                                                     12 month period following
                                                     the Closing Date (using the
                                                     Projections) to (ii)
                                                     adjusted EBITDA (as defined
                                                     and adjusted in Schedule V)
                                                     for the 12 month period
                                                     immediately prior to
                                                     closing not to exceed
                                                     4.25x.

                                            o        Financial covenants to be
                                                     determined, but shall in
                                                     any event include (i) a
                                                     minimum fixed charge
                                                     coverage ratio, (ii) a
                                                     maximum consolidated senior
                                                     leverage ratio, (iii) a
                                                     maximum European senior
                                                     leverage ratio and (iv)
                                                     before and including
                                                     September 30, 2005, a
                                                     minimum adjusted EBITDA.
                                                     The covenants shall be set
                                                     utilizing a 15% cushion
                                                     from the Projections (or a
                                                     20% cushion in the case of
                                                     financial covenants
                                                     applicable to the Second
                                                     Lien Term Loan, it being
                                                     understood that the Second
                                                     Lien Term Loan shall have
                                                     cross acceleration rights
                                                     but not cross default
                                                     rights with respect to the
                                                     Senior Facilities).

                                            o        Minimum excess availability
                                                     for the North American
                                                     Borrowers in the aggregate
                                                     at closing (on a pro forma
                                                     basis, with trade payables
                                                     being paid currently,
                                                     expenses and liabilities
                                                     being paid in the ordinary
                                                     course of business and
                                                     without acceleration of
                                                     sales and without
                                                     deterioration of working
                                                     capital) of an amount to be
                                                     mutually agreed upon to
                                                     ensure that the North
                                                     American Borrowers maintain
                                                     at least $8.5 million of
                                                     excess availability for the
                                                     12-month period following
                                                     the Closing Date utilizing
                                                     the Projections. For the
                                                     purposes of clarification,
                                                     this availability condition
                                                     is a closing condition
                                                     only.

                                            o        Agent shall have received
                                                     Borrowers' unaudited
                                                     financial statements for
                                                     the period ending at least
                                                     20 days (but no more than
                                                     50 days) prior to the
                                                     Closing Date.

                                            o        With respect to the owned
                                                     real estate collateral
                                                     identified on Schedule IV
                                                     and any other fee interest
                                                     in real property acquired
                                                     by any domestic Credit
                                                     Party after the date
                                                     hereof, receipt of real
                                                     property surveys, title
                                                     commitments, title
                                                     insurance policies in
                                                     amount, form and from, as
                                                     applicable, an issuer
                                                     satisfactory to Agent.

                                            o        Receipt of all necessary or
                                                     appropriate third party and
                                                     governmental waivers and
                                                     consents.

                                            o        Opinions of counsel from
                                                     Borrowers' counsel
                                                     customary for transactions
                                                     of this type (including
                                                     local counsel as requested)
                                                     reasonably acceptable to
                                                     Agent.

                                            o        As of the Closing Date,
                                                     there will have been (i)
                                                     since Credit Parties' last
                                                     audited financial
                                                     statements, no material
                                                     adverse change, in the
                                                     business or financial
                                                     condition or assets of the
                                                     North American Credit
                                                     Parties taken as a whole,
                                                     or in the business or
                                                     financial condition or
                                                     assets of the European
                                                     Credit Parties taken as a
                                                     whole, (ii) no litigation
                                                     commenced which is
                                                     reasonably likely to have a
                                                     material adverse impact on
                                                     the Credit Parties taken as
                                                     a whole, their business, or
                                                     their ability to repay the
                                                     loans, or which is
                                                     reasonably likely to
                                                     invalidate the transactions
                                                     under consideration, (iii)
                                                     since Credit Parties' last
                                                     audited financial
                                                     statements, no material
                                                     increase in the
                                                     liabilities, liquidated or
                                                     contingent, of the Credit
                                                     Parties taken as a whole,
                                                     or a material decrease in
                                                     the assets of the Credit
                                                     Parties taken as a whole
                                                     and (iv) since the date
                                                     hereof, no change in loan
                                                     syndication, financial or
                                                     capital market conditions
                                                     generally that in GECMG's
                                                     reasonable judgment would
                                                     materially impair
                                                     syndication of the
                                                     Financing.

                                            o        The absence of any other
                                                     offer, issuance, placement,
                                                     syndication or arrangement
                                                     of any debt securities or
                                                     debt facilities by or on
                                                     behalf of any of the
                                                     Borrowers or any of their
                                                     respective affiliates
                                                     (including any renewals,
                                                     restatements, restructuring
                                                     or refinancings of any
                                                     existing debt securities or
                                                     debt facilities), the
                                                     announcement or
                                                     authorization of the
                                                     announcement of any of the
                                                     foregoing, or any attempts,
                                                     discussions or agreements
                                                     to do any of the foregoing,
                                                     except with the consent of
                                                     Agent. In addition, the
                                                     Agent hereby consents to
                                                     discussions by the
                                                     Borrowers or Newco with the

                                                     Borrowers' existing
                                                     insurance lenders in the
                                                     event that any Borrower or
                                                     Newco reasonably
                                                     anticipates that there will
                                                     be insufficient cash
                                                     available to consummate the
                                                     Transaction under the terms
                                                     hereof and such Borrower or
                                                     Newco has given Agent seven
                                                     days prior written notice
                                                     of such proposed
                                                     discussions.

         GE Capital's commitment hereunder is subject to the execution and delivery of final legal documentation consistent with the terms set forth in the Commitment Letter and otherwise reasonably acceptable to GE Capital and its counsel incorporating, without limitation, the terms set forth in this Commitment Letter.

         During the term of this Commitment Letter and GE Capital's commitment hereunder, you agree that GECMG will act as the sole syndication agent for the Loans and that no additional agents, co-agents or arrangers will be appointed, or other titles conferred, without GECMG's consent. You agree that no Lender will receive any compensation of any kind for its participation in the Financing effected hereunder, except as expressly provided for in this letter or subsequently agreed to in writing by Newco and Agent.

         To the extent the syndication of the Financing has not been completed prior to the closing of the Financing (which completion shall be deemed to have occurred at such time as GE Capital's exposure and loan commitment under the Financing has been finally reduced to $70 million in the aggregate pursuant to the syndication to other financial institutions of the Financing), until the completion of the syndication of the Financing, Newco shall not (and shall cause the other Borrowers and Newco's and the other Borrowers' affiliates not to), without the prior written consent of GECMG, offer, issue, place, syndicate or arrange any debt securities or debt facilities (including any renewals, restatements, restructuring or refinancings of any existing debt securities or debt facilities), attempt or agree to do any of the foregoing, announce or authorize the announcement of any of the foregoing, or engage in discussions (other than with Parent's existing lenders, provided that GECMG is notified of such discussions and has the option to participate) concerning any of the foregoing. Except as otherwise provided in the definitive Financing documentation to the contrary, this paragraph shall survive the execution and delivery of the definitive Financing documentation and the closing of the Financing and shall remain in full force and effect until the completion of the syndication.

         By signing this Commitment Letter, each party acknowledges that this Commitment Letter supersedes any and all discussions and understandings, written or oral, between or among GE Capital and any other person as to the subject matter hereof, including, without limitation, any prior commitment letters, the letter of interest dated May 28, 2004 between GE Corporate Financial Services, Inc. ("CFS") and Valuemetrics on behalf of itself and Parent and the work fee letter dated July 2, 2004 between CFS and Newco (collectively, the "Prior Letter"). No amendments, waivers or modifications of this Commitment Letter or any of its contents shall be effective unless expressly set forth in writing and executed by the parties hereto.

         This Commitment Letter is being provided to you on the condition that, except as required by law (including, without limitation, as may be required by the U.S. securities laws and the rules and regulations thereunder), neither it, the Prior Letter, nor their contents will be disclosed publicly or privately except to those individuals who are officers, directors, employees or advisors (including accountants, attorneys and other professional advisors) of Newco, the

Purchasers and/or Parent or the directors thereof who have a need to know of them as a result of their being specifically involved in the Transaction under consideration or the Financing and then only on the condition that such matters may not, except as required by law, be further disclosed. No person, other than the parties signatory hereto, is entitled to rely upon this Commitment Letter or any of its contents. No person shall, except as required by law, use the name of, or refer to, GE Capital, or any of its affiliates, in any correspondence, discussions, press release, advertisement or disclosure made in connection with the Transaction without the prior written consent of GE Capital.

         Regardless of whether the commitment herein is terminated or the Merger or the Financing closes, you agree to pay upon demand to GE Capital all reasonable out-of-pocket expenses ("Transaction Expenses") which may be incurred by GE Capital or GECMG in connection with the Financing or the Transaction (including all reasonable legal, environmental, and other consultant costs and fees incurred in the preparation of this Commitment Letter, the Prior Letter, and evaluation of and documenting of the Financing and the Transaction). Regardless of whether the commitment herein is terminated or the Transaction or the Financing closes, you shall indemnify and hold harmless each of GE Capital, GECMG, the Lenders, their respective affiliates, and the directors, officers, employees, agents, attorneys and representatives of any of them (each, an "Indemnified Person"), from and against all suits, actions, proceedings, claims, damages, losses, liabilities and expenses (including, but not limited to, attorneys' fees and disbursements and other costs of investigation or defense, including those incurred upon any appeal), which may be instituted or asserted against or incurred by any such Indemnified Person in connection with, or arising out of, this Commitment Letter, the Prior Letter, the Financing or the Transaction under consideration, the documentation related thereto, any other financing related thereto, any actions or failures to act in connection therewith, and any and all environmental liabilities and legal costs and expenses arising out of or incurred in connection with any disputes between or among any parties to any of the foregoing, and any investigation, litigation, or proceeding related to any such matters. Notwithstanding the preceding sentence, indemnitors shall not be liable for any indemnification to an Indemnified Person to the extent that any such suit, action, proceeding, claim, damage, loss, liability or expense results solely from that Indemnified Person's gross negligence or willful misconduct, as finally determined by a court of competent jurisdiction. Under no circumstances shall GE Capital, GECMG, or any of their respective affiliates be liable to you or any other person for any punitive, exemplary, consequential or indirect damages which may be alleged in connection with this Commitment Letter, the Prior Letter, the Transaction, the Financing, the documentation related thereto or any other financing, regardless of whether the commitment herein is terminated or the Merger or the Financing closes.

         EACH PARTY HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER THIS COMMITMENT LETTER, THE PRIOR LETTER, ANY TRANSACTION RELATING HERETO OR THERETO, OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH OR THEREWITH, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. EACH PARTY HERETO CONSENTS AND AGREES THAT THE STATE OR FEDERAL COURTS LOCATED IN NEW YORK COUNTY, CITY OF NEW YORK, NEW YORK, SHALL HAVE EXCLUSIVE JURISDICTION TO HEAR AND DETERMINE ANY CLAIMS OR DISPUTES BETWEEN OR AMONG ANY OF THE PARTIES HERETO PERTAINING TO THIS COMMITMENT LETTER, THE PRIOR LETTER, THE FINANCING OR THE TRANSACTION UNDER CONSIDERATION, ANY OTHER FINANCING RELATED THERETO, AND ANY INVESTIGATION, LITIGATION, OR PROCEEDING RELATED TO OR ARISING OUT OF ANY SUCH MATTERS, PROVIDED, THAT THE PARTIES HERETO ACKNOWLEDGE THAT ANY APPEALS FROM THOSE COURTS MAY HAVE TO BE HEARD BY A COURT (INCLUDING AN APPELLATE COURT) LOCATED OUTSIDE OF SUCH JURISDICTION. EACH PARTY HERETO EXPRESSLY SUBMITS AND CONSENTS IN ADVANCE TO SUCH JURISDICTION IN ANY ACTION OR SUIT COMMENCED IN ANY

SUCH COURT, AND HEREBY WAIVES ANY OBJECTION WHICH SUCH PARTY MAY HAVE BASED UPON LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OR INCONVENIENT FORUM.

         This Commitment Letter is governed by and shall be construed in accordance with the laws of the State of New York applicable to contracts made and performed in that state.

         During the term of this Commitment Letter, GE Capital shall have access at reasonable time during normal business hours to all relevant facilities, personnel and accountants, and copies of all documents which GE Capital may reasonably request, including business plans, financial statements (actual and pro forma), books, records, and other documents of each Credit Party.

         You shall have the right to terminate this letter at any time provided that your obligations with respect to Transaction Expenses and indemnification shall survive the termination of this letter.

         This Commitment Letter shall be of no force and effect unless and until
(a) this Commitment Letter is executed and delivered to the undersigned GE Capital on or before 1:00 p.m. New York time on October 29, 2004 at 335 Madison Avenue, 12th Floor, New York, NY 10024 and (b) such delivery is accompanied by payment of the Commitment Letter Delivery Fee (as referred to in the Fee Letter) and any other fees or deposits due and payable to GE Capital as provided herein. Once effective, GE Capital's commitment to provide financing in accordance with the terms of this Commitment Letter shall cease if the Merger does not close, or the Financing is not funded for any reason, on or before March 31, 2005 and, notwithstanding any further discussions, negotiations or other action taken after such date, neither GE Capital nor any of its affiliates shall have any liability to any person in connection with its refusal to fund the Financing or any portion thereof after such date.

         We look forward to continuing to work with you toward completing this transaction. Our business is helping yours.



                                              Sincerely,

                                              GENERAL ELECTRIC CAPITAL
                                              CORPORATION
                                              /s/ Christopher Cox
                                              By: Christopher Cox
                                              Its:  Duly Authorized Signatory


AGREED AND ACCEPTED THIS
28th DAY OF OCTOBER, 2004

         JO ACQUISITION CORP.

         /s/ Helen P. Johnson-Leipold
         ----------------------------

         By:  Helen P. Johnson-Leipold

         Title:  President and Chief Executive Officer

                                                                   EXHIBIT 99.10
                             CONTRIBUTION AGREEMENT

                             CONTRIBUTION AGREEMENT

         This CONTRIBUTION AGREEMENT (this "Agreement"), dated as of October 28, 2004 (the "Effective Date"), is made by and between JO Acquisition Corp., a Wisconsin corporation ("Acquisition Corp."), and each party listed on Schedule I hereto, as such schedule may be amended from time to time to reflect additional persons who become parties hereto (each, a "Beneficial Holder" and collectively, the "Beneficial Holders").

                              W I T N E S S E T H:

         WHEREAS, each Beneficial Holder holds, directly or indirectly and either individually or jointly, the voting and dispositive power over the issued and outstanding shares of Class A Common Stock, par value $0.05 per share (the "Class A Common Stock"), and Class B Common Stock, par value $0.05 per share ("Class B Common Stock" and together with the Class A Shares "Company Common Stock"), of Johnson Outdoors Inc., a Wisconsin corporation (the "Company"), set forth opposite such Beneficial Holder's name on Schedule I hereto (collectively, the "Contribution Shares"); and

         WHEREAS, Acquisition Corp. and the Company are parties to that certain Agreement and Plan of Merger, dated as of October 28, 2004 (the "Merger Agreement"), pursuant to which Acquisition Corp. will merge with and into the Company and the issued and outstanding Company Common Stock, options and other convertible securities of the Company will be cancelled or converted in accordance with the terms of the Merger Agreement (the "Merger"); and

         WHEREAS, as a condition to the Merger Agreement, each Beneficial Holder is entering into this Agreement pursuant to which the Contribution Shares will be contributed to Acquisition Corp. in consideration of the issuance by Acquisition Corp. of an equivalent number of the shares of the common stock of Acquisition Corp. (the "Acquisition Corp. Shares"); and

         WHEREAS, Acquisition Corp. and the Beneficial Holders intend that the transfer of property by the Beneficial Holders to Acquisition Corp. as set forth herein will constitute the transfer of property within the meaning of section 351(a) of the Internal Revenue Code of 1986, as amended.

         NOW, THEREFORE, in consideration of and in reliance upon the covenants, conditions, representations and warranties herein contained, the parties hereto agree as follows:

         1. Contribution of Company Common Stock.

            (a) Subject to the terms and conditions set forth in this Agreement and in reliance upon the representations and warranties herein, on the Contribution Date (as defined in Section 2 below), each Beneficial Holder shall, severally and not on behalf of any other Beneficial Holder, contribute, transfer, assign, convey and deliver (or cause to be contributed, transferred, assigned, conveyed and delivered) to Acquisition Corp. those Contribution Shares over which such Beneficial Holder is the record holder or holds sole voting and dispositive power, and shall use his, her or its best efforts to cause to be contributed, transferred, assigned, conveyed and delivered to Acquisition Corp. those Contribution Shares over which such Beneficial Holder has shared or otherwise indirect or shared voting and dispositive power, in each case, in consideration for receipt of Acquisition Corp. Shares by the record holder of such Contribution Shares (such contribution, transfer, assignment, conveyance and delivery of all of the Contribution Shares that are the subject of this Agreement being referred to hereinafter as the "Contribution") free and clear of any lien, pledge, security interest or other encumbrance (collectively "Liens") other than Liens in favor of one or more of the other parties hereto, the Company or as provided by Section 180.0622(2)(b) of the Wisconsin business corporation law ("WBCL").

            (b) Notwithstanding anything to the contrary set forth herein, transfers of an aggregate of up to 450,000 shares of Class A Common Stock held of record by the Samuel C. Johnson 1988 Trust Number One u/a September 14, 1988, in satisfaction of pecuniary bequests existing on the date hereof, shall not be a breach of this Agreement or deemed to be transfers prohibited hereby, provided that contemporaneously with any such transfer, an amount in cash equal to the product of the number of shares of Class A Common Stock so transferred multiplied by the Merger Consideration (as defined in the Merger Agreement) is contributed to Acquisition Corp.

         2. Contribution Date. Consummation of the Contribution and the issuance by Acquisition Corp. of the Acquisition Corp. Shares shall take place at the offices of McDermott Will & Emery LLP, Chicago, Illinois, or at such other place as the parties hereto may mutually agree, after the last of the conditions set forth in Article VII of the Merger Agreement has been fulfilled or waived, or at such earlier time as the parties hereto may agree, but in any event prior to the Effective Time (as defined in the Merger Agreement) (the "Contribution Date").

            (a) Action by Beneficial Holders. Subject to the terms and conditions set forth herein, on the Contribution Date:

                (i) each Beneficial Holder shall, severally and not on behalf of any other Beneficial Holder, cause to be delivered to Acquisition Corp. stock certificates representing the Contribution Shares over which such Beneficial Holder is the record holder or holds sole or shared voting and dispositive power, which certificates shall be endorsed in blank or accompanied by stock powers endorsed in blank;

                (ii) if any Contribution Shares are held in the name of a record holder other than the Beneficial Holder (each, a "Record Holder"), on the Contribution Date, the Beneficial Holder shall use its best efforts to cause such Record Holder to become party to this Agreement by executing a counterpart signature page and joinder agreement hereto, in a form reasonably satisfactory to Acquisition Corp.; and

                (iii) if any Contribution Shares are held in "street name", such Beneficial Holder agrees to arrange for appropriate transfer to Acquisition Corp. hereunder.

            (b) Action by Acquisition Corp. Subject to the terms and conditions herein contained, on the Contribution Date, Acquisition Corp. shall issue and deliver to each Beneficial Holder (or appropriate Record Holder, as the case may be) such documents as the Beneficial Holder may reasonably request, evidencing the Acquisition Corp. Shares issued to the Beneficial Holder (or Record Holder, as the case may be) in consideration of the Contribution.

         3. Unwind if Merger Terminated. In the event that the Contribution is consummated but the Merger Agreement is terminated in accordance with its terms, then promptly following such termination, each Beneficial Holder and Record Holder shall assign, transfer, convey and deliver to Acquisition Corp. the number of Acquisition Corp. shares received by him, her or it pursuant to this Agreement and, in exchange therefor, Acquisition Corp. shall assign, transfer, convey and deliver to such Beneficial Holder (or Record Holder, as the case may be) the Contribution Shares so contributed by him, her or it to Acquisition Corp. on the Contribution Date.

         4. Representations And Warranties of the Parties.

            (a) Representations of the Beneficial Holders. Each Beneficial Holder and each Record Holder who becomes a party hereto, severally and not jointly, represents and warrants to Acquisition Corp. as follows:

                (i) Authority. Such Beneficial Holder (or Record Holder, as the case may be) has the capacity, or, in the case of a person other than a natural person acting as an individual, has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

                (ii) Validity and Enforceability. This Agreement has been duly executed and delivered by such Beneficial Holder (or such Record Holder who becomes a party hereto, as the case may be) and, assuming due authorization, execution and delivery by Acquisition Corp., represents the legal, valid and binding obligation of such Beneficial Holder or such Record Holder enforceable against such Beneficial Holder or Record Holder in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors' rights, and to general equitable principles. Except as contemplated hereby, no further action on the part of such Beneficial Holder or Record Holder is or will be required in connection with the transactions contemplated hereby.

                (iii) Title. Such Beneficial Holder (or such Record Holder, as the case may be) has good and marketable title to the number of Contributed Shares set forth opposite such Beneficial Holder's name on Schedule I hereto (or set forth in the document by which such Record Holder became a party hereto, as the case may be), free and clear of any and all Liens other than as set forth in
Section 1(b) or Liens in favor of the Company or one or more of the other parties hereto or as provided by Section 180.0622(2)(b) of the WBCL. Upon the consummation of the transactions contemplated by this Agreement, Acquisition Corp. will acquire good and valid title to the Contributed Shares contributed by such Beneficial Holder or Record Holder, free and clear of all Liens, other than Liens in favor of the Company or one or more of the other parties hereto or as provided by Section 180.0622(2)(b) of the WBCL.

                (iv) No Conflict. Except as contemplated hereby, the execution and delivery of this Agreement by such Beneficial Holder or Record Holder does not, and the performance by such Beneficial Holder or Record Holder of his or her obligations under this Contribution Agreement and the consummation of the transactions contemplated hereby will not (A) violate, conflict with or result in a breach or termination of, or otherwise give any person additional rights or compensation under, or the right to terminate or accelerate, or constitute (with notice or lapse of time, or both) a default under the terms of any note, deed, lease, instrument, security agreement, mortgage, commitment, contract, agreement, license or other instrument or oral understanding to which such Beneficial Holder or Record Holder is a party, (B) result in the creation of any Liens upon the Contributed Shares or any of the assets or properties of such Beneficial Holder or Record Holder or (C) require such Beneficial Holder or Record Holder to obtain any consent, approval or action of, make any filing with or give any notice to any person as a result or under the terms of any contract to which such Beneficial Holder or Record Holder is a party or by which any of his or her properties is bound.

                (v) Consents. No consent, approval or authorization of any person or federal, state, local or foreign government, political subdivision, legislature, court, agency, department, bureau, commission or other governmental regulatory authority, body or instrumentality (each, a "Governmental Entity") is required in connection with the execution and delivery by such Beneficial Holder or Record Holder of this Agreement or the consummation of the transactions contemplated hereby.

                (vi) Investment Intent. Such Beneficial Holder (or Record Holder, as the case may be) represents that he, she or it is an "accredited investor" as such term is defined in Rule 501 under the Securities Act of 1933, as amended (the "Securities Act"), that the Acquisition Corp. Shares are being acquired for the account of the Beneficial Holder or the Record Holder, as applicable, for investment only and not with a view to, or any present intention of, effecting a distribution of such securities or any part thereof except pursuant to a registration statement or an available exemption under applicable law. Such Beneficial Holder or Record Holder acknowledges that the Acquisition Corp. Shares have not been registered under the Securities Act or the securities laws of any state or other jurisdiction and cannot be disposed of unless they are subsequently registered under the Securities Act and any applicable state laws or unless an exemption from such registration is available. Such Beneficial Holder or Record Holder (A) has knowledge and experience in financial and business matters so as to be capable of evaluating and understanding the merits and risks of an investment in the Acquisition Corp., (B) has received and reviewed certain information concerning the Acquisition Corp. and has had the opportunity to obtain additional information as desired in order to evaluate the merits and the risks inherent of an investment in the Acquisition Corp. and (C) is able to bear the economic risk of its investment in the Acquisition Corp. and the Acquisition Corp. and in that, among other factors, such Beneficial Holder or Record Holder can afford to hold the Acquisition Corp. for an indefinite period and can afford a complete loss of its investment in the Acquisition Corp.

            (b) Representations of Acquisition Corp. Acquisition Corp. represents and warrants to each Beneficial Holder and to each Record Holder who becomes a party hereto as follows:

                (i) Organization; Power and Authority. Acquisition Corp. is a corporation duly organized and validly existing under the laws of the State of Wisconsin. Acquisition Corp. has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

                (ii) Validity and Enforceability. This Agreement has been duly executed and delivered by Acquisition Corp. and, assuming due authorization, execution and delivery by each Beneficial Holder and each Record Holder, represents the legal, valid and binding obligation of Acquisition Corp. enforceable against Acquisition Corp. in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors' rights, and to general equitable principles. No further action on the part of Acquisition Corp. is or will be required in connection with the transactions contemplated hereby.

                (iii) No Conflict. The execution and delivery of this Agreement by Acquisition Corp. does not, and the performance by Acquisition Corp. of its obligations under this Contribution Agreement and the consummation of the transactions contemplated hereby will not (A) violate or conflict with Acquisition Corp.'s articles of incorporation or bylaws or any law, order, judgment or decree, applicable to Acquisition Corp. or by which it is bound, (B) violate, conflict with or result in a breach or termination of, or otherwise give any person additional rights or compensation under, or the right to terminate or accelerate, or constitute (with notice or lapse of time, or both) a default under the terms of any note, deed, lease, instrument, security agreement, mortgage, commitment, contract, agreement, license or other instrument or oral understanding to which Acquisition Corp. is a party, or (C) result in the creation of any Liens upon the assets or properties of Acquisition Corp.

                (iv) Consents. No consent, approval or authorization of any person or Governmental Entity is required in connection with the execution and delivery by Acquisition Corp. of this Agreement or the consummation of the transactions contemplated hereby.

                (v) Issuance of Acquisition Corp. Shares. As of the Contribution Date, and after giving effect to the transactions contemplated hereby, issuance to the Beneficial Holders and/or the Record Holders, as applicable, of the shares of Acquisition Corp. upon satisfaction of all of the conditions contemplated herein and the consummation of the Contribution will have been duly authorized, and such shares will be validly issued, fully paid and non-assessable(subject to Section 180.0622(2)(b) of the WBCL and judicial interpretations thereof); will have been offered, issued, sold and delivered in compliance in all material respects with applicable federal and state securities laws; and will not be subject to any preemptive rights.

         5. Assumption of Liabilities and Expenses. As of the date hereof, J Venture Management, Inc. ("JVM") and certain of the Beneficial Holders have incurred out-of-pocket expenses and other obligations in connection with the investigation, evaluation, offer, negotiation, financing and other actions on behalf of the Beneficial Holders in relation to the Merger, the financing thereof and the transactions contemplated by this Agreement and by the Merger Agreement, including but not limited to the costs and expenses of financial and legal advisors, and JVM and the Beneficial Holders expect to incur additional costs and expenses in order to consummate the Merger and the transactions contemplated by this Agreement and the Merger Agreement (collectively, the "Obligations"). Acquisition Corp. hereby agrees (1) to reimburse the Beneficial Holders and JVM for all of the Obligations, and (2) to assume such Obligations and to indemnify and hold JVM and the Beneficial Holders harmless from and against any and all claims and liabilities arising in connection therewith or resulting therefrom.

         6. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary set forth herein, none of the covenants and agreements contained in this Agreement shall prevent any Beneficial Holder from serving as an officer of the Company or a member of the Company's Board of Directors, or from taking any action, subject to the applicable provisions of the Merger Agreement, while acting in such capacity as an officer or a director of the Company.

         7. Miscellaneous Provisions.

            (a) Beneficial Holder Acting Individually. In executing this Agreement, each Beneficial Holder is acting individually, and not jointly with other similarly situated owners of Company Common Stock.

            (b) No Shared Voting or Disposition Authority. By entering into this Agreement, the Beneficial Holder does not agree to confer upon any other person or share the power to dispose or vote or direct the disposition or voting of his, her or its Company Common Stock.

            (c) Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings of the parties, oral and written, with respect to the subject matter hereof.

            (d) Amendment; Binding Effect. This Agreement may only be amended by a written instrument executed by Acquisition Corp. and a majority-in-interest of the Beneficial Holders. This Agreement shall inure to the benefit of and bind the respective parties, successors and assigns.

            (e) Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission or by courier service (with proof of service), or hand delivery, addressed to Acquisition Corp. or to the Beneficial Holder, as the case may be, as set forth on Schedule II hereto.

            (f) Waiver. The failure of any of the parties hereto to at any time enforce any of the provisions of this Agreement shall not be deemed or construed to be a waiver of any such provision, nor to in any way affect the validity of this Agreement or any provision hereof or the right of any of the parties hereto to thereafter enforce each and every provision of this Agreement. No waiver of any breach of any of the provisions of this Agreement shall be effective unless set forth in a written instrument executed by the party or parties against whom or which enforcement of such waiver is sought; and no waiver of any such breach shall be construed or deemed to be a waiver of any other or subsequent breach.

            (g) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties further agree that each party will be entitled to an injunction or restraining order to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

            (h) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Wisconsin, without regard to the principles of conflicts of law thereof.

            (i) Counterparts. This Agreement may be executed by facsimile and in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

            (j) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated herein are not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner.

            (k) Termination. This Agreement shall terminate upon the termination of the Merger Agreement in accordance with its terms; provided, however, that to the extent Acquisition Corp. receives Expense Reimbursement (as defined in the Merger Agreement) from the Company, then the obligations of Acquisition Corp. under Section 5 shall continue notwithstanding termination.


                            [Signature page follows.]

              IN WITNESS WHEREOF, this Agreement has been executed and delivered by the parties hereto as of the date set forth below.


                                   JO ACQUISITION CORP.



                                   By:  /s/ Helen P. Johnson-Leipold
                                       -----------------------------------------
                                   Name:  Helen P. Johnson-Leipold
                                   Its:  President and Chief Executive Officer

                                   BENEFICIAL HOLDERS:



                                   /s/ Helen P. Johnson-Leipold
                                   ----------------------------
                                   Helen P. Johnson-Leipold




                                   /s/ Imogene P. Johnson
                                   ----------------------------
                                   Imogene P. Johnson




                                   /s/ H. Fisk Johnson
                                   ----------------------------
                                   H. Fisk Johnson




                                   /s/ S. Curtis Johnson
                                   ----------------------------
                                   S. Curtis Johnson



                                   /s/ Winifred J. Marquart
                                   ----------------------------
                                   Winifred J. Marquart




                                   JOHNSON BANK




                                   By:  /s/ Brian Lucareli
                                      ----------------------------
                                   Name:  Brian Lucareli
                                   Title:  Senior Vice President

                                   BENEFICIAL HOLDERS:


                                   JWA CONSOLIDATED, INC.


                                   By:  /s/ Imogene P. Johnson
                                      ----------------------------
                                   Name:  Imogene P. Johnson
                                   Title:  President


                                   SAMUEL C. JOHNSON 1988 TRUST NUMBER ONE
                                   U/A SEPTEMBER 14, 1988


                                   By:  /s/ Imogene P. Johnson
                                      ----------------------------
                                   Name:  Imogene P. Johnson
                                   Title:  Co-Trustee


                                   SCHEDULE I

                               CONTRIBUTION SHARES

BENEFICIAL HOLDER                                                CONTRIBUTION SHARES
-----------------                                                -------------------

                                                 Sole Voting/                            Shared Voting/
                                              Dispositive Power                       Dispositive Power 2
                                              -----------------                       -----------------

                                         Class A             Class B               Class A            Class B
                                      Common Stock 1       Common Stock         Common Stock       Common Stock
                                      ------------         ------------         ------------       ------------

Helen P. Johnson-Leipold                 323,444                0                  340,786           1,066,722

Imogene P. Johnson                        32,288                0                 2,354,529          1,062,330

H. Fisk Johnson                          387,596                0                  145,679           1,070,114

S. Curtis Johnson                         29,009                0                  150,886           1,047,330

Winifred J. Marquart                        20                  0                  68,200             19,008

Johnson Bank                              71,724              47,780              2,747,964           76,184

JWA Consolidated, Inc.                   114,464                0                     0              1,037,330

Samuel C. Johnson 1988 Trust                0                   0                 2,354,529          1,062,330
Number One u/a September 14, 1988




1    Excludes options to acquire shares held of record by Samuel C. Johnson 1988
Trust Number One u/a September 14, 1988.

2    Represents shares over which one or more of the Beneficial Holders together hold 100% of the voting and dispositive power; represents an aggregate total of
2,777,964 shares of Class A Common Stock and 1,123,514 shares of Class B Common
Stock.


                                   SCHEDULE II



BENEFICIAL HOLDER                    ADDRESS
-----------------                    -------

Helen P. Johnson-Leipold             555 Main St., Racine, WI

Imogene P. Johnson                   555 Main St., Racine, WI

H. Fisk Johnson                      555 Main St., Racine, WI

S. Curtis Johnson                    555 Main St., Racine, WI

Winifred J. Marquart                 555 Main St., Racine, WI

Johnson Bank                         555 Main St., Racine, WI

JWA Consolidated, Inc.               555 Main St., Racine, WI

Samuel C. Johnson 1988 Trust         555 Main St., Racine, WI
Number One u/a September 14, 1988

                             CONTRIBUTION AGREEMENT
                             ----------------------

                COUNTERPART SIGNATURE PAGE AND JOINDER AGREEMENT

         By executing this page in the space provided, the undersigned investor hereby agrees (i) that it is a ["BENEFICIAL HOLDER"] ["RECORD HOLDER"] as defined in that certain Contribution Agreement dated as of October 28, 2004 and as amended through the date hereof, by and among JO Acquisition Corp. and certain Beneficial Holders identified therein (the "Contribution Agreement"),
(ii) that it is a party to the Contribution Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Contribution Agreement.

         Number of shares: Class A Common Stock
                                                ---------------------

                      Class B Common Stock
                                           ----------------------

         EXECUTED this     day of                 200 .
                       ---        ---------------    -



                                                     ---------------------------
                                                     (Print or Type Name)



                                                     (Signature)

                                                                   EXHIBIT 99.11
                                VOTING AGREEMENT

================================================================================




                                VOTING AGREEMENT

                                     by and

                                      among

                              JO ACQUISITION CORP.

                                       and

                          THE SHAREHOLDERS NAMED HEREIN


                          dated as of October 28, 2004



================================================================================

                                VOTING AGREEMENT

                  Voting Agreement, dated as of October 28, 2004 (the "Agreement"), by and among Helen P. Johnson-Leipold, Imogene P. Johnson, H. Fisk Johnson, S. Curtis Johnson, Winifred J. Marquart, JWA Consolidated, Inc., a Delaware corporation, Samuel C. Johnson 1988 Trust Number One u/a September 14, 1988 (the "Trust") and Johnson Bank, a Wisconsin state bank (collectively, including the Trust, the "Shareholders," and each individually, a "Shareholder"), and JO Acquisition Corp., a Wisconsin corporation ("Purchaser").

                  WHEREAS, concurrently with the execution of this Agreement, Johnson Outdoors Inc., a Wisconsin corporation (the "Company") and Purchaser are entering into an Agreement and Plan of Merger (the "Merger Agreement") (terms used but not defined herein shall have the meanings set forth in the Merger Agreement) pursuant to which Purchaser will be merged with and into the Company (the "Merger");

                  WHEREAS, as of the date hereof, each Shareholder beneficially owns (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act")) the number of shares of Class A Common Stock, par value $0.05 per share, of the Company ("Class A Common Stock") and Class B Common Stock, par value $0.05 per share, of the Company ("Class B Common Stock" and, together with the Class A Common Stock, "Company Common Stock") set forth opposite such Shareholder's name on Schedule I hereto (such shares of Company Common Stock, together with any other shares of Company Common Stock, sole or shared voting power over which is acquired by such Shareholder during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms, collectively, the "Subject Common Shares");

                  WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Purchaser has required that the Shareholders enter into this Agreement whereby each Shareholder commits to cause the Subject Common Shares over which such Shareholder has sole voting power, and to use its best efforts to cause the Subject Common Shares over which such Shareholder has joint voting power, to be voted in favor of the Merger on the terms and subject to the conditions of this Agreement;

                  WHEREAS, as a further condition to the Merger Agreement, the Shareholders and Purchaser are entering into a Contribution Agreement, dated as of the date hereof in substantially the form attached as Appendix II to the Merger Agreement (the "Contribution Agreement").

                  NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement and intending to be legally bound, the parties agree as follows:

                                   ARTICLE I
                                 VOTING MATTERS

                  Section 1.1 Agreement to Vote. Each Shareholder hereby agrees that, from and after the date hereof until the termination of this Agreement, at any duly called meeting of the shareholders of the Company, and in any action by written consent of the shareholders of the Company, such Shareholder shall, if a meeting is held, appear at the meeting and any adjournment or postponement thereof, in person or by proxy, or otherwise cause the Subject Common Shares over which such Shareholder has sole voting power (and use its best efforts to cause the Subject Common Shares over which such Shareholder has joint voting power) to be counted as present thereat for purposes of establishing a quorum, and such Shareholder shall vote or consent the Subject Common Shares over which such Shareholder has sole voting power (and cause to be voted or consented the Subject Common Shares over which such Shareholder has joint voting power), in person or by proxy, (a) in favor of approving the Merger Agreement, the Merger and each of the other transactions and other matters specifically contemplated by the Merger Agreement, (b) in favor of any proposal to adjourn any such meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of such meeting to approve the Merger Agreement, (c) against any action or agreement submitted for approval of the shareholders of the Company that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of such Shareholder under this Agreement and (d) except as otherwise agreed in writing by the Company, against any action, agreement, transaction or proposal submitted for approval of the shareholders of the Company that would reasonably be expected to result in any of the conditions to the Company's obligations under the Merger Agreement not being fulfilled or that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay or adversely affect the transactions contemplated by the Merger Agreement. Any vote by such Shareholder that is not in accordance with this
Section 1.1 shall be considered null and void. Such Shareholder shall not enter into any agreement or understanding with any person or entity prior to the termination of this Agreement to vote or give instructions in a manner inconsistent with clauses (a), (b) or (c) of this Section 1.1.

                                   ARTICLE II
               REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

                  Each of the Shareholders hereby severally represents and warrants to the Purchaser as follows with respect to itself only:

                  Section 2.1 Corporate Existence; Authorization. If such Shareholder is a business organization, such Shareholder is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization or formation and has all requisite power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated by this Agreement. If such Shareholder is a natural person, such Shareholder has the capacity to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by such Shareholder and, assuming due execution and delivery by each of the other parties hereto, this Agreement constitutes a legal, valid and binding obligation of such Shareholder enforceable against such Shareholder in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors' rights, and to general equitable principles.

                  Section 2.2 No Conflict; Required Filings and Consents.

                  (a) The execution and delivery of this Agreement by such Shareholder does not, and the performance of this Agreement by such Shareholder will not, (i) conflict with or violate the articles of incorporation, limited liability company agreement or equivalent organizational documents, as the case may be, of such Shareholder, (ii) conflict with or violate any Laws applicable to such Shareholder or by which such Shareholder or any of its properties is bound or (iii) result in any breach of or constitute a default (or event that with notice or lapse of time or both would become a default) under, or impair such Shareholder's rights or alter the rights or obligations of any third party under, or give to others any rights of termination or acceleration of, or result in the creation of an Encumbrance on any Subject Common Shares (other than pursuant to this Agreement) or other properties or assets of such Shareholder pursuant to, any note, bond, mortgage, indenture, agreement, lease, license, permit, franchise, concession or other instrument or obligation to which such Shareholder is a party or by which it is bound (including any trust agreement, voting agreement, shareholders' agreement or voting trust) or (iv) violate any order, writ, injunction, judgment or decree of any Governmental Entity applicable to such Shareholder, except, in the case of clauses (ii), (iii) or
(iv), for such conflicts, violations, breaches, defaults, impairments, alterations, terminations, accelerations or Encumbrances or rights that would not prevent or materially delay the ability of such Shareholder to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

                  (b) The execution and delivery of this Agreement by such Shareholder does not, and the performance of this Agreement by such Shareholder shall not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Entity, except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay the ability of such Shareholder to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

                  Section 2.3 Ownership of Shares. Such Shareholder is the record or beneficial owner of, and has good title to, the Subject Common Shares set forth opposite its name on Schedule I. Such Shareholder, together with its affiliates, if any, or another Shareholder, has sole or shared voting power, and sole or shared power of disposition, with respect to all of such Subject Common Shares, and such Subject Common Shares are free and clear of all Liens, other than as set forth in Section 4.1(b) or any Liens in favor of one or more other Shareholders or created by this Agreement. Such Shareholder has not appointed or granted any proxy inconsistent with this Agreement, which appointment or grant is still effective, with respect to the Subject Common Shares, it being understood and agreed that any proxy granted by a Shareholder to one or more of the other Shareholders shall not be deemed to be inconsistent with this Agreement unless it would result in the voting of Subject Common Shares in a manner inconsistent with Section 1.1 of this Agreement or prevent the voting in accordance with Section 1.1 of this Agreement of Subject Common Shares.

                  Section 2.4 Absence of Litigation. As of the date hereof, there is no suit, action, investigation or proceeding pending or, to the knowledge of such Shareholder, threatened against such Shareholder before or by any Governmental Entity that could impair the ability of Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

                                  ARTICLE III
                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

         Purchaser hereby represents and warrants to each Shareholder as follows:

                  Section 3.1 Corporate Authorization. Purchaser is duly organized and validly existing under the Laws of the State of Wisconsin and has all requisite power and authority to enter into and perform all of its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Purchaser, the performance by Purchaser of its obligations hereunder and the consummation by Purchaser of the transactions contemplated hereby have been duly authorized by all requisite action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser and, assuming the due and valid authorization, execution and delivery hereof by the other parties hereto, this Agreement constitutes the valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar Laws affecting the rights of creditors generally and general principles of equity.

                  Section 3.2 No Conflict; Required Filings and Consents. The execution and delivery of this Agreement by Purchaser does not, and the performance of this Agreement by Purchaser will not, (a) conflict with or violate Purchaser's articles of incorporation or bylaws, (b) conflict with or violate any Laws applicable to Purchaser or by which Purchaser or any of its properties is bound, (c) result in any breach of or constitute a default (or event that with notice or lapse of time or both would become a default) under, or impair Purchaser's rights or alter the rights or obligations of any third party under, or give to others any rights of termination or acceleration of, or result in the creation of an Encumbrance on any of the properties or assets of Purchaser pursuant to, any note, bond, mortgage, indenture, agreement, lease, license, permit, franchise, concession or other instrument or obligation to which Purchaser is a party or by which it is bound or (d) violate any order, writ, injunction, judgment or decree of any Governmental Entity, except, in the case of clauses (b), (c) and (d), for such conflicts, violations, breaches, defaults, impairments, alterations, terminations, accelerations or Encumbrances or rights that would not prevent or materially delay the ability of Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement. Other than filings required under the Exchange Act, the execution and delivery of this Agreement by Purchaser and the performance of this Agreement by Purchaser do not require any filing with, permit, authorization, notification, consent or approval of, any Governmental Entity.

                                   ARTICLE IV
                          COVENANTS OF THE SHAREHOLDERS

                  Each Shareholder severally, but not jointly and severally, hereby covenants and agrees as follows with respect to itself only:

                  Section 4.1 Restriction on Transfer of Shares.

                  (a) Such Shareholder shall not, directly or indirectly: (i) offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift) or enter into any contract, option, derivative, hedging or other arrangement or understanding (including any profit-sharing arrangement) with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any or all of the Subject Common Shares or any interest therein (any of the foregoing, a "Transfer"), except to any affiliate of such Shareholder or to another Shareholder, provided in the case of a Transfer to an affiliate that such affiliate agrees in writing to be bound by the terms of this Agreement, or Transfers which occur by operation of law, with the Company's prior written consent or to Purchaser immediately prior to the Effective Time in accordance with the Contribution Agreement, (ii) grant any proxies or powers of attorney (other than to an affiliate of such Shareholder that agrees in writing to be bound by the terms of this Agreement or to another Shareholder or other Shareholders) with respect to the Subject Common Shares, deposit any of the Subject Common Shares into a voting trust or enter into any other voting arrangement (other than with an affiliate of such Shareholder that agrees in writing to be bound by the terms of this Agreement or with another Shareholder or other Shareholders) or permit to exist any other Lien of any nature whatsoever with respect to the Subject Common Shares (other than such other Liens created by or arising under this Agreement or existing by operation of law), (iii) exercise the right to convert any shares of Class B Common Stock into shares of Class A Common Stock or (iv) commit or agree to take any of the foregoing actions.

                  (b) Notwithstanding anything to the contrary set forth herein, transfers of an aggregate of up to 450,000 shares of Class A Common Stock held of record by the Trust in satisfaction of pecuniary bequests existing on the date hereof shall not be a breach of this Agreement or deemed to be transfers prohibited hereby, provided that contemporaneously with any such transfer, an amount in cash equal to the product of the number of shares of Class A Common Stock so transferred multiplied by the Merger Consideration is contributed to Purchaser.

                  Section 4.2 Contribution Agreement. Such Shareholder agrees to comply with the terms and conditions of the Contribution Agreement.

                  Section 4.3 Certain Events. Such Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Subject Common Shares and shall be binding upon any person or entity to which legal or beneficial ownership of the Subject Common Shares shall pass, whether by operation of law or otherwise, including without limitation the Shareholder's administrators, successors or receivers.

                                   ARTICLE V
                                  MISCELLANEOUS

                  Section 5.1 Termination. This Agreement shall automatically terminate, and none of Purchaser or any Shareholder shall have any rights or obligations hereunder and this Agreement shall become null and void and have no further effect, upon the earliest to occur of (a) the mutual consent of all of the parties hereto, (b) the Effective Time and (c) the date of termination of the Merger Agreement in accordance with its terms.

                  Section 5.2 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement shall survive the termination of this Agreement. This Section 5.2 shall not limit any covenant or agreement of the parties contained herein which by its terms contemplates performance after the termination of this Agreement.

                  Section 5.3 Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on receipt if transmitted by national overnight courier, in each case as follows:

                           If to Purchaser or any Shareholder:

                           JO Acquisition Corp.
                           555 Main Street, Suite 500
                           Racine, WI  53403-4616
                           Attn:  Helen P. Johnson-Leipold and Roy T. George
                           Tel: (262) 260-2000
                           Fax: (262) 260-5339

                           With a copy to:

                           McDermott Will & Emery LLP
                           28 State Street
                           Boston, MA 02109
                           Attn:  John B. Steele and Patricia A. Johansen
                           Tel: (617) 535-4000
                           Fax: (617) 535-3800

                  Section 5.4 Appraisal Rights. To the extent permitted by applicable Laws, each Shareholder hereby waives any rights of appraisal or rights to dissent from the Merger that it may have under applicable Laws.

                  Section 5.5 Expenses. All costs and expenses (including legal fees) incurred in connection with this Agreement shall be paid by the party incurring such expenses.

                  Section 5.6 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

                  Section 5.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

                  Section 5.8 Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

                  Section 5.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void.

                  Section 5.10 Binding Effect. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns.

                  Section 5.11 Mutual Drafting. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing this Agreement to be drafted.

                  Section 5.12 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

                       (a) This Agreement shall be governed by and construed in accordance with the Laws of the State of Wisconsin, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

                       (b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the courts of the State of Wisconsin in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such court, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in such court, and (iv) waives, to the fullest extent permitted by Laws, the defense of an inconvenient forum to the maintenance of such action or proceeding in such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Laws. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 5.3. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by Laws.

                       (c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT MAY INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (II) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (III) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.12(c).

                  Section 5.13 Amendment: Waiver. No provision of this Agreement may be waived unless in writing signed by all of the parties to this Agreement, and the waiver of any one provision of this Agreement shall not be deemed to be a waiver of any other provision. This Agreement may be amended, supplemented or otherwise modified only by a written agreement executed by all of the parties to this Agreement.

                  Section 5.14 Stop Transfer Order. In furtherance of this Agreement, each Shareholder shall and does hereby authorize and request that the Company instruct its transfer agent to enter a stop transfer order, consistent with the terms of this Agreement and subject to such transfers as may be permitted by the express terms hereof, with respect to all of the Subject Common Shares beneficially owned by such Shareholder.

                  Section 5.15 Further Assurances. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

                  Section 5.16 Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary set forth herein, none of the covenants and agreements contained in this Agreement shall prevent any Shareholder from serving as an officer of the Company or a member of the Company's Board of Directors, or from taking any action, subject to the applicable provisions of the Merger Agreement, while acting in such capacity as an officer or a director of the Company.

                  Section 5.17 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled to seek specific performance of the terms hereof in addition to any other remedies at law or in equity.

                  Section 5.18 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.


                            [Signature page follows.]

                  IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the date first above written.





                                   /s/ Helen P. Johnson-Leipold
                                   ---------------------------------------------
                                   Helen P. Johnson-Leipold



                                   /s/ Imogene P. Johnson
                                   --------------------------------------------
                                   Imogene P. Johnson



                                   /s/ H. Fisk Johnson
                                   ---------------------------------------------
                                   H. Fisk Johnson



                                   /s/ S. Curtis Johnson
                                   ---------------------------------------------
                                   S. Curtis Johnson



                                   /s/ Winifred J. Marquart
                                   --------------------------------------------
                                   Winifred J. Marquart

                                   JWA CONSOLIDATED, INC.



                                   By: /s/ Imogene P. Johnson
                                       ----------------------------------------
                                   Name: Imogene P. Johnson
                                   Its: President and Director

                                   SAMUEL C. JOHNSON 1988 TRUST NUMBER ONE U/A
                                   SEPTEMBER 14, 1988



                                   By: /s/ Imogene P. Johnson
                                       ----------------------------------------
                                   Name: Imogene P. Johnson
                                   Its: Co-Trustee

                                   JOHNSON BANK



                                   By: /s/ Brian Lucareli
                                       -----------------------------------------
                                   Name: Brian Lucareli
                                   Its: Senior Vice President

                                   JO ACQUISITION CORP.



                                   By: /s/ Helen P. Johnson-Leipold
                                       ----------------------------------------
                                   Name: Helen P. Johnson-Leipold
                                   Its: President and Chief Executive Officer


                                                                   SCHEDULE I

                                                             SUBJECT COMMON SHARES

SHAREHOLDER                                                      SUBJECT COMMON SHARES
-----------                                                      ---------------------

                                                 Sole Voting/                            Shared Voting/
                                               Dispositive Power              Dispositive Power1
                                               -----------------              -----------------

                                          Class A            Class B               Class A            Class B
                                     Common Stock2         Common Stock         Common Stock       Common Stock
                                     ------------          ------------         ------------       ------------

Helen P. Johnson-Leipold                  323,444               0                  340,786           1,066,722

Imogene P. Johnson                        32,288                0                 2,354,529          1,062,330

H. Fisk Johnson                           387,596               0                  145,679           1,070,114

S. Curtis Johnson                         29,009                0                  150,886           1,047,330

Winifred J. Marquart                        20                  0                  68,200             19,008

JWA Consolidated, Inc.                    114,464               0                     0              1,037,330

Samuel C. Johnson 1988 Trust
    Number One u/a September 14,
    1988                                     0                  0                 2,354,529          1,062,330

Johnson Bank                              71,724              47,780              2,747,964           76,184



--------

1 Represents an aggregate total of 2,777,964 shares of Class A Common Stock and 1,123,514 shares of Class B Common Stock over which one or more of the Shareholders together hold 100% of the voting and dispositive power.

2    Excludes options to acquire shares held of record by Samuel C. Johnson 1988
     Trust Number One u/a September 14, 1988.




                                                                   EXHIBIT 99.12
                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on this Schedule 13D, dated November 2, 2004, with respect to Class A Common Stock of Johnson Outdoors Inc., a Wisconsin corporation, is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(2) promulgated under the Securities Exchange Act of 1934, as amended. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or her contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other person, except to the extent that he or she knows or has reason to believe that such information is inaccurate.

         This Joint Filing Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original, but all of which shall constitute one and the same instrument.


                            [Signature Page Follows]

         IN WITNESS WHEREOF, the undersigned have each executed this Joint Filing Agreement as of this 2nd day of November, 2004.


                                   /s/ Helen P. Johnson-Leipold
                                   ---------------------------------------------
                                   Helen P. Johnson-Leipold


                                   /s/ Imogene P. Johnson
                                   ---------------------------------------------
                                   Imogene P. Johnson


                                   /s/ H. Fisk Johnson
                                   ---------------------------------------------
                                   H. Fisk Johnson


                                   /s/ S. Curtis Johnson
                                   ---------------------------------------------
                                   S. Curtis Johnson


                                   /s/ Winifred J. Marquart
                                   ---------------------------------------------
                                   Winifred J. Marquart


                                   Samuel C. Johnson 1988 Trust Number One u/a
                                   September 14, 1988


                                   By:   /s/ Imogene P. Johnson
                                         ---------------------------------------
                                         Name:    Imogene P. Johnson
                                         Title:   Trustee

                                   JWA Consolidated, Inc.


                                   By:   /s/ Imogene P. Johnson
                                         ---------------------------------------
                                         Name:    Imogene P. Johnson
                                         Title:   President and Director

                                   Johnson Bank


                                   By:   /s/ Brian Lucareli
                                         ---------------------------------------
                                         Name:    Brian Lucareli
                                         Title:   Senior Vice President

                                                                   EXHIBIT 99.13
                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Helen P. Johnson-Leipold his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself, pursuant to Sections 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-Laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or her substitutes, may lawfully do or cause to be done by virtue hereof.

         IN WITNESS WHEREOF, this Power of Attorney has been signed as of this 2nd day of November, 2004.

                                   /s/ Imogene P. Johnson
                                   ---------------------------------------------
                                   Imogene P. Johnson

                                   /s/ H. Fisk Johnson
                                   ---------------------------------------------
                                   H. Fisk Johnson

                                   /s/ S. Curtis Johnson
                                   ---------------------------------------------
                                   S. Curtis Johnson

                                   /s/ Winifred J. Marquart
                                   ---------------------------------------------
                                   Winifred J. Marquart

                                   Samuel C. Johnson 1988 Trust Number One u/a
                                   September 14, 1988

                                   By:   /s/ Imogene P. Johnson
                                         ---------------------------------------
                                         Name:    Imogene P. Johnson
                                         Title:   Co-Trustee

                                   JWA Consolidated, Inc.

                                   By:   /s/ Imogene P. Johnson
                                         ---------------------------------------
                                         Name:    Imogene P. Johnson
                                         Title:   President and Director

                                   Johnson Bank

                                   By:   /s/ Brian Lucareli
                                         ---------------------------------------
                                         Name:    Brian Lucareli
                                         Title:   Senior Vice President